As filed with the Securities and Exchange Commission on February 24, 2000
                                                              File No. 000-28193
================================================================================


                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                               AMENDMENT NO. 2 TO


                                   FORM 10-SB

                                  ------------


                   GENERAL FORM FOR REGISTRATION OF SECURITIES
              OF SMALL BUSINESS ISSUERS UNDER SECTION 12(B) OR (G)
                     OF THE SECURITIES EXCHANGE ACT OF 1934


                        LEGAL CLUB OF AMERICA CORPORATION
                 ----------------------------------------------
                 (Name of Small Business Issuer in its Charter)



               COLORADO                                    84-1174969
   ---------------------------------                  ----------------------
     (State or other jurisdiction                         (IRS Employer
   of Incorporation or Organization)                  Identification Number)

                 1601 N. HARRISON PKWY., SUITE 200
                        SUNRISE, FLORIDA                        33323
            ----------------------------------------         ----------
            (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)         (ZIP CODE)

                                 (954) 267-0920
                           ---------------------------
                           (Issuer's Telephone Number)


Securities to be registered under Section 12(b) of the Act:  None


Securities to be registered under Section 12(g) of the Act:

                         COMMON STOCK, $.0001 PAR VALUE
                         ------------------------------
                                (Title of Class)

================================================================================

                        LEGAL CLUB OF AMERICA CORPORATION

             FORM 10-SB GENERAL FORM FOR REGISTRATION OF SECURITIES

                                TABLE OF CONTENTS

                                                                                                               PAGE
                                                                                                               ----
PART I............................................................................................................1
   Item 1. Description of Business................................................................................1
   Item 2. Management's Discussion and Analysis or Plan of Operation..............................................6
   Item 3. Description of Property...............................................................................11
   Item 4. Security Ownership of Certain Beneficial Owners and Management........................................12
   Item 5.  Directors, Executive Officers, Promoters and Control Persons.........................................13
   Item 6. Executive Compensation................................................................................15
   Item 7. Certain Relationships and Related Transactions........................................................16
   Item 8. Description of Securities.............................................................................16

PART II..........................................................................................................20
   Item 1. Market Price of and Dividends on the Registrant's Common Equity and Other Shareholder Matters.........20
   Item 2. Legal Proceedings.....................................................................................21
   Item 3. Changes In and Disagreements With Accountants.........................................................21
   Item 4. Recent Sales of Unregistered Securities...............................................................21
   Item 5. Indemnification of Directors and Officers.............................................................22


PART F/S.........................................................................................................23
   Financial Statements as of December 31, 1999 and 1998 (unaudited).............................................23
   Financial Statements as of June 30, 1999 and 1998, and Independent Auditor's Report...........................23


PART III.........................................................................................................24
   Index to Exhibits.............................................................................................24
   Signatures....................................................................................................25

-------------------------------------------------------------------------------------------------------------------
         We own or have the rights to certain tradenames and trademarks that we use in conjunction with our services. This document also contains tradenames and trademarks of other companies.

                                      (i)

         This Registration Statement contains certain forward-looking statements. These forward looking statements include statements regarding marketing plans, capital and operations expenditures, results of operations, potential utility and acceptance of our existing and proposed services, and the need for, and availability of, additional financing. The forward-looking statements included herein are based on current expectations and involve a number of risks and uncertainties. These forward-looking statements are based on assumptions regarding our business which involve judgments with respect to, among other things, future economic and competitive conditions and future regulatory and business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond our control. Although we believe that the assumptions underlying the forward-looking statements are reasonable, any of the assumptions could prove inaccurate and, therefore, actual results may differ materially from those set forth in the forward-looking statements. Any forward-looking statement speaks only as of the date on which such statement is made. New factors emerge from time to time, and it is not possible for us to predict all such factors. Further, we cannot assess the impact of each such factor on the business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statement. In light of the significant uncertainties inherent in the forward-looking information contained herein, the inclusion of such information should not be regarded as any representation by us or any other person that our objectives or plans will be achieved.


                                     PART I

ITEM 1.  DESCRIPTION OF BUSINESS

CORPORATE HISTORY


         And Justice For All, Inc., a Florida corporation, was incorporated in the State of Florida on January 22, 1996. In that year, it acquired substantially all of the assets of the Legal Club of America, Inc., a Florida corporation. Bird-Honomichl, Inc., a Colorado corporation, was incorporated on July 23, 1991 and was previously engaged in business and marketing consulting, but was an inactive public shell several years prior to the merger. In October 1998, Bird-Honomichl acquired And Justice For All through a merger in which And Justice For All became a wholly owned subsidiary of Bird-Honomichl, which then changed its name to the Legal Club of America Corporation ("Legal Club"). And Justice For All subsequently changed its name to LegalClub.com, Inc. Currently, the registrant has three wholly owned subsidiaries, LegalClub.com, Inc., National Association of Networked Attorneys, Inc. and Legal Club Financial Corp.


BUSINESS OVERVIEW

         We operate Legal Club of America, a national legal referral service that provides our members referrals to a network of over 7,000 participating attorneys in all 50 states. The attorneys provide a variety of free and deeply discounted legal services. Since our inception in 1996, we have put in place a variety of legal plans, a substantial internal infrastructure to administer large volume enrollments and a diversified, national marketing capability, including Web sites, to enroll individuals and small business owners on a national scale. The Company has regional sales offices in Tampa, Chicago, New York, Los Angeles, and Denver.

         Legal Club's website, www.legalclub.com, features three distinct environments, with over 3,000 links of interest, aimed at satisfying the legal needs of the consumer, providing a vast resource of tools and services to the legal professional as well as service and support for the authorized agents who market the Company's Plans.


         We pay commissions to our agents, screen, build and maintain the attorney network and market legal plans to our members. Our members pay us a fee on an annual or monthly basis, depending on the nature of their membership. Monthly fees range from $1 to $24.95, depending on the type of membership. We sometimes offer discounted rates to groups or organizations that offer memberships in our club to their employees or members, as the case may be. Membership in the club does not entitle members to any specific benefits other than referral to a participating attorney. As of December 31, 1999, we had approximately 550,000 members.

         Membership in one of our legal plans provides a member with referrals to free and discounted legal services ($75/hour versus the national average for a partner attorney of $210 per hour), access to our national attorney network and/or assistance in finding an attorney with a particular specialty. Upon enrollment, an attorney is immediately assigned to our member based upon location, requested areas of law, and language. We do not provide any legal services ourselves, nor do we make any payments to, or receive any payments from, the participating attorneys. We also do not underwrite, or provide, insurance. As such, we do not have the limitations associated with legal insurance products. Any applicant who is able to pay for a membership is accepted. We have no complicated forms to be completed, no exclusions for pre-existing conditions, no waiting periods for access to the services and no increases in premiums for over-use. Our members have immediate access to our nationwide network of participating attorneys.

         We screen attorneys prior to accepting them as participating attorneys in our network. The attorneys must also agree to provide specified levels of service, offer discounts to our members, and perform some routine legal services without charge. Participating attorneys may establish their own screening policies that may in some instances limit usage. While we monitor participating attorneys to assure their compliance with our policies, we can not guarantee any level of service. As of June 30, 1999, we had over 7,000 participating attorneys. Our revenues from Legal Club of America for the fiscal years ended June 30, 1999 and June 30, 1998 were $935,000 and $116,000, respectively.
However, as further discussed in the Management's Discussion and Analysis, we lost $2,482,000 for the fiscal year ended June 30, 1999, compared to a net loss of $1,389,000 for the fiscal year ended June 30, 1998.

         Separate from our legal referral service, we are in the process of designing and building an Internet based attorney directory known as NANA, the National Association of Networked Attorneys. This network service will be provided and administered by our wholly owned subsidiary of the same name. NANA is an Internet driven service that houses a nationwide directory of attorneys for the 400,000 Americans that visit the Internet to obtain the services of an attorney each month, and provides a variety of services for the legal professional. Attorneys who wish to be listed on NANA will pay us a membership fee of approximately $35 a month, which will entitle them to a listing on our Internet directory, and additional benefits, including Internet access and a personalized web page. While NANA had, as of September 30, 1999, approximately 50 members, our marketing efforts for this service are not scheduled to begin until January 2000. Each attorney that joins NANA, and is also a participating Legal Club attorney, will be given an electronically favored listing, which will allow the member attorney to float to the top of any criterion search they match.


OUR BUSINESS

         LEGAL CLUB OF AMERICA


         Listed below are descriptions of the legal plans currently marketed by us (the "Legal Club Plans"). The annual membership fees are paid to us in exchange for the referrals to participating attorneys. The members pay the discounted rates for services directly to the applicable attorney. We receive no portion of the fees paid to the attorneys by our members and we pay no fees to the enrolled attorneys.

         INDIVIDUAL/FAMILY LEGAL PLAN. For a payment of $96 per year to us, the Individual Legal Plan member receives referrals to attorneys who have agreed to provide seven free services, including unlimited phone conversations, attorney review of certain legal documents (six page maximum) and preparation of simple wills. The individual receives a deeply discounted flat fee schedule from the participating attorneys for the most commonly used legal services such as traffic defense ($89), Chapter 7 bankruptcy ($250), simple divorce ($210) and real estate closings ($175). More importantly, the member receives an extremely low hourly rate of just $75 for in or out of court legal representation, as well as discounted contingency fees. This rate represents a substantial savings when compared to the national average of $210 per hour for partner attorneys and $151 per hour for associates. The Individual Legal Plan covers the enrollee, his or her spouse and any dependents 23 or younger.

         SMALL BUSINESS LEGAL PLAN. For a payment of $299 per year to us, a small business owner receives referrals to lawyers who have agreed to provide a number of free services including ten initial collection letters per month, thirty-minute face to face consultations for all new legal matters and review of up to five 10-page documents each month. The cost of all other services are at a low hourly rate of $89 for out of court representation and $109 for in court representation. There is also a discount on all contingency-based legal matters.

         COMMERCIAL DRIVING LEGAL PLAN. For a payment of $360 per year to us, a commercial driver receives referrals to lawyers who have agreed to provide the basic individual plan as well as a number of additional non-legal benefits that are relevant to the "on the road" lifestyle of a commercial driver. These benefits include legal assistance for members who are charged with moving, non-moving and DOT violations, a vision, dental and prescription program provided by United Health Programs of America, Inc, a 24-hour roadside assistance program for commercial and non-commercial vehicles and emergency travel expense reimbursement, provided by Road America Motor Club, a $10,000 AD&D policy provided by National Accident Insurance Underwriters, ambulance service reimbursement, a bail bonds program and arrest bond protection provided by A+ Bail Bonds, Inc., an S.O.S. emergency evacuation program provided by S.O.S., Inc. and discounts on rental cars and hotel stays provided by Road America Motor Club.


         ATTORNEY SELECTION PROCESS. To ensure that the attorney participating in our Legal Club Plans meet and maintain our quality standards, we have implemented an attorney selection and evaluation process. All attorneys must have a Martindale-Hubbell law directory ethical standard of "V" (very high), and either an "A" (very high to preeminent) or "B" (high to very high) legal ability rating. Each attorney must maintain an active business license to practice law in the state in which he or she practices, maintain good standing in his or her respective bar association or licensing department, as applicable, maintain professional liability insurance of at least the minimum amounts required by the state in which he or she practices, and provide quarterly updates of his or her personal practice information. We regularly request and receive reprimand reports from the bar associations of every state. We also perform anonymous professionalism testing of the attorneys in our network to ensure that they are providing services that meet our standards. In an effort to ensure that we match an appropriate and qualified attorney to each member, we categorize the attorneys based on geographic location, substantive practice area, and foreign language skills. If the needs of our members change or they are dissatisfied with the attorney we have recommended to them, they are permitted to change attorneys as often as they desire.

         NATIONAL ASSOCIATION OF NETWORKED ATTORNEYS - NANA

         We are in the process of designing and building NANA, an Internet based attorney directory designed to provide full fee legal clients to attorneys who are listed with us. In addition, NANA provides such attorneys with a password protected intranet environment to interact with each other. In the intranet environment, listed attorneys are able to perform criterion searches to find other listed attorneys for business referrals. Free chat rooms and bulletin boards are provided as a means to contact other attorneys, post questions, and communicate special skills. NANA members receive a directory listing with a link to a personalized web page that NANA creates and hosts for each attorney. This web page features a photograph and all biographical and professional information provided by the attorney. All NANA members also receive 100 hours per month of free Internet access and unlimited E-mail, word processing and translation capabilities.

         NANA attorneys may choose to become participating attorneys in the Legal Club. Those who do, receive a Gold Scale Membership listing. This means that the name of that attorney will sort to the top of any criteria search matching the attorney profile and that a Gold Scale insignia will appear next to such attorney's listing in the NANA directory. There is no criteria for Gold Scale membership other than participation in both NANA and the Legal Club.

         Pursuant to our current business plan, and assuming that our capital raising efforts are successful, we plan to initiate significant marketing efforts for this service in January 2000.

MARKETING


         We market our products through a combination of worksite enrollments, Internet marketing through our Web site (www.legalclub.com), direct/affinity marketing, infomercials and targeted advertising campaigns. In June 1999, we entered into marketing agreements with Worksite Solutions, Inc., the worksite marketing unit of AON Corporation and with Transamerica Assurance Company, the worksite marketing unit of Transamerica Life Companies. Under these and similar agreements with Willis Corroon, Century Business Systems and Trustmark/National Worksite Benefits, the Legal Club Plans are offered by these companies as their exclusive legal services benefits. These entities market benefit plans to individuals and companies nationally, but may not have a legal services plan in their portfolio of products. By forming alliances with them, we can benefit from their existing relationships and marketing channels at a relatively low cost to us. Essentially, the sales forces of these entities have an added benefit they can offer--our legal services--to bundle together with their portfolio of employee benefit options. In certain cases, we are able to provide deep discounts to these organizations. We believe that a legal services program is an attractive benefit option offered by employers and is consistent with the growing national trend towards voluntary benefit plans such as supplemental life, health, vision and dental coverage. Typically, monthly payments are made by the members through automatic payroll deductions. The Company does not receive any compensation pursuant to these agreements. However, the Company pays commissions to certain agents or companies when our services are sold by them to an employer group.


         Legal Club's Web site, www.legalclub.com, features three distinct environments and houses a vast resource of tools and services, and over 3,000 links of interest, aimed at satisfying the legal needs of the consumer, the legal professional and the authorized agents who market the Company's Plans. Our Internet strategy is to provide a long-term solution for the delivery of voluntary benefits to the workplace at a fraction of the cost of conventional methods.

         We recently initiated the PassivePlus(TM) Enrollment Process. Under this method of enrollment, employees or members of an organization are enrolled in the Legal Club for a free 90-day trial. Upon the expiration of the free trial period, the member may cancel his or her membership at no cost. If the member does not cancel his or her membership, it automatically renews and is paid through automatic payroll deductions.


         Affinity marketers, entities who market to affinity organizations, and direct marketers buy products and services in bulk from providers and then offer them through direct marketing campaigns to members at discounted rates. Many of Legal Club's 550,000 members were sold our Plans at a reduced fee through direct marketing as part of the Company's first major marketing program. Legal Club has developed strategic relationships with large direct marketing companies, such as Protective Life Corporation and Coverdell & Co., major banks, and affinity-based organizations (consisting of large groups of individuals who pay a fee to be part of a large association), such as MemberWorks Inc. and Purchase Power. Legal Club enables these direct marketing organizations to offer the Company's Plans to millions of credit card and bank customers in their member databases.


         In August 1998, we completed the production of a 30-minute television infomercial, which has been broadcast nationally since that time. Interested viewers are given a telephone number which connects them to a telemarketing agency, from whom they can get additional information and sign up for our services. We believe that approximately 35% of our gross revenues at this time are from members who learned of our services by viewing the infomercial.

         We are striving to establish relationships with a number of state bar associations in an attempt to have them add NANA as one of the benefits offered to their members. NANA also utilizes the Internet daily to communicate with over 500 legal news groups and is registered with various search engines.

THE INDUSTRY


         According to the American Bar Association, many Americans are unable to afford the costs of basic legal assistance, primarily because the average hourly rate for a partner attorney is about $210. According to the

American Bar Association, it receives a minimum of 550,000 phone calls per month from individuals who are looking for qualified attorneys to represent them. In order to accommodate this need for affordable, legal services, various models have arisen. Legal service plans were first developed in the United States in the late 1960's. Since then, there has been substantial growth in the number of Americans entitled to receive various forms of legal services through legal service plans. According to estimates developed by the National Resource Center for Consumers of Legal Services, published in their February 1998 Legal Plan Letter ("Legal Plan Letter"), there were 4 million Americans entitled to services through at least one legal service plan in 1981, 15 million in 1985, 58 million in 1990, 98 million in 1996 and 105 million in 1997.

         Legal service plans are offered through various organizations and are distinguishable based on various characteristics. These characteristics include insurance vs. non insurance plans, whether there is a direct cost to the member, whether there is a sponsor and, if so, whether there is a direct cost to the sponsor, as well as the range and variety of services offered. According to the Legal Plan Letter, the following are examples of the most commonly used plans:


         /bullet/ MEMBER PLANS. These generally provide limited benefits on an automatic enrollment basis without any direct cost to the individual user. Labor unions, elder hotlines and the National Education Association are the largest sponsors of member plans.

         /bullet/ EMPLOYMENT BASED PLANS. These are generally offered by medium to large employers and can include legal referral and consultation. Enrollment types can be automatic or voluntary with varying costs to the member.

         /bullet/ MILITARY PLANS. These are automatic enrollment plans with no cost to the member.

COMPETITION


         The market for the Company's services is evolving and growing rapidly. Competition can be expected to intensify as the market grows, technology further develops and the need for legal services increases. There are generally no significant barriers to entry. The Company believes that the principal competitive factors for companies seeking to enter the industry are brand recognition, ease of use and accessibility, range of services, price, quality and reliability of services and strength of marketing and distribution channels. The Company believes it competes successfully on most of these bases.

         Our primary competitors, which are insurance and member plans, are Pre-Paid Legal Services, Inc., the Hyatt Legal Plans, the ARAG plans (formerly known as Midwest Legal Plans), Law Phone, and the Signature Legal Plan. Pre-Paid Legal Services, our largest competitor, is a publicly traded insurance company that markets its products through a multi-level scheme, offering enumerated services for designated annual payments. We believe we have a competitive advantage over Pre-Paid because we believe our services are not insurance products and thus not subject to insurance regulation. See "Regulation" below.


         The Hyatt and ARAG plans cover limited services for a limited number of hours of service. The employee is responsible for paying for any additional time expended at the attorney's regular hourly rates. Law Phone provides unlimited telephone consultations for a fee of $10.00 per month. Limited in-person visitation and additional discounted visits are also covered. The Signature Legal Plan is also an insurance product with coverage that varies from state to state.

         While we compete with the various types of legal service providers listed above, we feel that our service presents a number of important competitive advantages to a potential member. There are no restrictions regarding eligibility and no waiting period for access to the services. Once a member, there are no limitations or exclusions based on pre-existing conditions, and no increase in our membership fees as a result of a high volume of usage of the services by the member. Since our services are not set up as an insurance company, and because our revenues are based on initial and continuing membership fees, increased usage by the members does not lower our revenues.

Also, by limiting our role to providing referral services, we believe that we materially reduce our exposure to any liabilities that may arise from or as a result of services provided by our participating attorneys.


         Many of our current and potential competitors have longer operating histories, greater name recognition, larger customer bases and significantly greater financial, marketing and other resources than the Company. Such competitors may be able to devote greater resources to the development, promotion and sale of products and services which may adversely affect the Company's business and financial results.


REGULATION

         INSURANCE REGULATION


         We do not provide any portion of our membership fees to the attorneys participating in the Legal Club network. We also do not receive any fees from the attorneys for having referred the members to them. We do not insure our customers against any risk. As a result, we believe that we are not subject to regulation as an insurer. Even though the Florida Department of Insurance had taken the position that we should be regulated as legal expense insurer, we contested this position and recently received a favorable order from the State of Florida Division of Administrative Hearings stating that our company, as currently conducting business, is not subject to regulation by the Department of Insurance as a legal expense insurer. The determination in Florida does not preclude any other state or government agency from taking the position that we should be regulated in some manner, which if it were to occur, could have a material adverse impact on our financial condition.


         LEGAL REGULATION


         Since we do not practice law or provide legal advice to our members, we do not believe that we fall under the purview of regulations governing attorneys. There is no fee sharing of any kind between us and the referral attorney. Nor do we believe that any of our services are in conflict with any regulations affecting lawyers. We have not, however, sought a legal opinion from an attorney regarding whether our services are in conflict with any bar association rules or regulations. We require our participating attorneys to comply with applicable regulations and ethical codes and we perform monitoring procedures to seek to ensure compliance.

         The Florida Bar advised us in 1994 that we were subject to reporting requirements as a private referral service under Rule 4-7.8 of the Rules Regulating the Florida Bar. From 1994 through 1998 the Company filed all quarterly reports as required. Early 1999, The Florida Bar removed the Company from its list of private lawyer referral services at the urging of the Florida Department of Insurance. Since that time, the Company has not been required by the Florida Bar to file any reports.


EMPLOYEES


         We have a total of 47 employees, all of whom are full time. They are assigned as follows: 15 are in operations, 13 are in management, 11 are in member services and 8 are in administration. None of the employees belong to a union. We believe that our employee relationships are excellent.


ITEM 2.  MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION


         The statements contained in this item, if not historical, are forward looking statements and involve risks and uncertainties that could cause actual results to differ materially from the financial results described in such forward looking statements.

         These risks and uncertainties include, but are not limited to the following factors: (a) changes in regulations in states where we do business;
(b) the effectiveness of the Company's marketing strategies to significantly grow membership; (c) the ability to of the Company to manage operations effectively to service the growth; (d) its ability to recruit and retain key executives and personnel concurrent with the growth in the membership base; (e) the ability of the Company to obtain additional financing as required;
(f) general competitive conditions in the industry; (g) rapid technological changes, including the evolution of the Internet and (h) changes in economic conditions. Therefore, forward-looking statements should not be relied upon as a prediction of actual future results.


RESULTS OF OPERATIONS

         THREE AND SIX MONTHS ENDED DECEMBER 31, 1999 AND 1998


         We reported a net loss of $1,189,000 or $0.06 per basic and diluted common share, for the three months ended December 31, 1999, compared to a net loss of $485,000 or $0.03 per basic and diluted common share for the comparable period in 1998. For the six months ended December 31, 1999, we reported a net loss of $2,194,000, or $0.12 per basic and diluted common share, compared to an $818,000 net loss, or $0.06 per basic and diluted common share, for the same period in 1998. The increase in net loss for the 1999 periods is attributable to the continued development of our infrastructure, as well as increased marketing costs required to achieve membership growth.

         Membership revenue during the second quarter of 1999 amounted to $502,000 compared with $282,000 during the same period in 1998, an increase of 78.0%. Membership revenue for the six months ended December 31, 1999, increased 230.8%, to $1,257,000, compared to $380,000 in 1998. The increase in membership fee income in the three and six month periods of 1999 is primarily the result of increased revenue associated with sales of Legal Club employee benefits through employer groups. During the second quarter of 1999, membership revenue from employer groups increased 777.8%, to $474,000, from $54,000 in the comparable period of 1998. During this same period, revenues from infomercial placements decreased $185,000 because this method of sales was discontinued in November 1999 as we revise the infomercial presentation to be more effective. Membership revenue from employer groups increased to $950,000, or 755.9%, for the six months ended December 31, 1999, compared with $111,000, in the same period in 1998.

         The increase in fee income from memberships was offset by higher operating expenses, which totaled $1,683,000 and $3,440,000 for the three and six months ended December 31, 1999, respectively, compared with operating expenses of $758,000 and $1,161,000, respectively, during the comparable periods in 1998. The increase in operating expenses were primarily the result of higher compensation and employee benefits, communication expenses, professional fees and various administrative expenses.

         Compensation and employee benefits increased 160.6% during the second quarter of 1999, to $753,000 from $289,000 in the comparable quarter of 1998. During the six months ended December 31, 1999, compensation and employee benefits increased $857,000, or 180.4%, to $1,332,000 from $475,000 in 1998. The increases during the 1999 three and six month periods was primarily related to the hiring of administrative, technical, sales and management personnel to market and service customers, develop operations, and manage our business.

         Communication costs were $291,000 during the three months ended December 31, 1999, an increase of 17.8%, compared with $247,000 during the same period in 1998. For the six month period of 1999, communication costs increased $473,000, or 172.6%, to $747,000, compared with $274,000 in 1998. The increase during the second quarter of 1999 was attributable to higher marketing and public relations costs. The increase for the 1999 six month period was the result of increased infomercial television placements as well as traffic and production costs associated with developing the infomercials.

         Professional fees increased 78.2% during the second quarter of 1999, to $155,000 from $87,000 in the comparable quarter of 1998. During the six months ended December 31, 1999, professional fees increased $197,000, or 148.1%, to $330,000 from $133,000 in 1998. The increases reflected during the 1999 quarter and six month period were due principally to higher legal fees and investment advisor fees associated with public relations efforts to become a public company and our private placement offerings in 1999.

         General and administrative expenses amounted to $353,000 during the three months ended December 31, 1999, an increase of 199.2%, compared with $118,000 during the same period in 1998. For the six month period of 1999, general and administrative expenses increased $586,000, or 233.5%, to $837,000, compared with $251,000 in the same period in 1998. The increases for the quarter and six months ended December 31, 1999, compared to the same periods in 1998, related to higher printing and postage costs associated with the production and mailing of our new member kits as well as increased telephone costs as we expanded our customer service operations.

         Other income, net, for the three months ended December 31, 1999 increased 11.1% to an $8,000 loss compared to a loss of $9,000 in 1998. For the six month period of 1999 other income, net, increased $26,000, or 70.3% to a net loss of $11,000, compared to a $37,000 loss during the same period in 1998. The improvement in other income, net, is primarily the result of higher interest and dividend income from invested cash and lower interest costs, as term loans convert to common stock.


         YEARS ENDED JUNE 30, 1999 AND 1998


         We reported a net loss of $2,842,000, or $0.17 per basic and diluted common share, for the fiscal year ended June 30, 1999, compared to a net loss of $1,389,000, or $0.15 per basic and diluted common share for the comparable period in 1998. The increase in net loss for the 1999 period is attributable to the continued development of our infrastructure, as well as increased marketing costs required to achieve membership growth. The loss of $0.17 per basic and diluted common share increased only $0.02 in 1999 compared to 1998 although the net losses were $1,453,000 higher. The increase of 7,138,577 in the weighted average number of common shares for 1999, to 16,327,628, from 9,189,051 in 1998, diluted the impact of the net loss in 1999, on a per share basis, by $0.14. The increase in the weighted average number of shares in 1999 was the result of shares issued during the year to raise additional capital and to complete the merger during 1999.

         Fee income from memberships for the fiscal year ended June 30, 1999 was $935,000 compared to $116,000 for the comparable period in 1998, an increase of 706%. During 1999, membership revenue associated with sales of Legal Club employee benefits through employer groups increased $364,000, or 313.8%, to $480,000, from $116,000 in 1998. Revenues generated from infomercial placements, a 1999 marketing effort, amounted to $457,000. There were no such revenues for the fiscal year ended June 30, 1998.

         The increase in fee income from memberships was offset by an even larger increase in operating expenses, which totaled $3,782,000 and $1,300,000 for the fiscal years ended June 30, 1999 and 1998, respectively. The increase in operating expenses were primarily the result of (1) compensation and employee benefits which were $1,353,000 for the fiscal year ended June 30, 1999 compared to $334,000 for the comparable period in 1998, and (2) communications expenses which were $1,398,000 for the fiscal year ended June 30, 1999 compared to $232,000 for the same period in 1998. Compensation and employee benefits increased $1,019,000, an increase of 305%, due to the hiring of administrative, technical, sales and management personnel to market and service customers, develop operations, and manage our business. Communications expenses increased $1,166,000 or 503% as a result of our increased infomercial television placements as well as production costs associated with developing the infomercials. Professional fee expenses were $616,000 for the year ended June 30, 1999 compared to $241,000 for the comparable period in 1998, an increase of $375,000. This increase was due to more legal, accounting, investment advice and public relations required as a public company in 1999 as compared to 1998, as well as additional legal fees associated with the merger in 1999. Office, administrative and general expenses were $320,000 for the year ended June 30, 1999 compared to $143,000 for the comparable period in 1998, an increase of $177,000. This increase was due to additional expenditures for telephone costs, supplies, and delivery activities required to administrate the increase in business in 1999.


         Other income, net, for the fiscal year ended June 30, 1999 was $5,000 as compared to a loss of $205,000 for the comparable period in 1998, an improvement of $210,000. The improvement in other income, net is primarily the result of (1) a decrease of $75,000 of interest expense in the current fiscal year, and (2) a decrease of $94,000 associated with a loss on disposition of investments in 1998 as compared to no loss on disposition of investments in 1999.


LIQUIDITY AND CAPITAL RESOURCES

         JUNE 30, 1999

         Net cash used in operating activities was $2,631,000 for the year ended June 30, 1999, compared to $879,000 for the comparable period in 1998. This increase of $1,752,000 in net cash used in operating activities resulted primarily from the $1,453,000 increase in the net loss year over year.

         Cash flows used for investing activities increased $179,000 for the year ended June 30, 1999 compared to the year ended June 30, 1998. This increase was due to our acquisition of additional computer equipment and furniture to equip employees with the capacity to service the increased customer base.

         Cash flows provided by financing activities were $4,600,000 for the year ended June 30, 1999 compared to $851,000 for the year ended June 30, 1998. This increase was primarily due to issuances of common and preferred stock during the year.

         DECEMBER 31, 1999

         Net cash used in operating activities was $1,827,000 for the six months ended December 31, 1999, compared to $675,000 for the comparable period in 1998. The increase of $1,152,000 in net cash used in operating activities resulted primarily from a $1,376,000 increase in the net loss.

         Cash flows used for investing activities increased $151,000 in 1999 compared to 1998. This was due to the acquisition of additional computer equipment and furniture to service the increased customer base. Management believes that approximately $250,000 of additional computer equipment, software and leasehold improvements may be required over the next twelve months in order to continue to enhance our products and operations, as well as to develop Internet access to our services. Based upon our current capital resources, we believe additional financing will be required to purchase or lease the additional computers and leasehold improvements as such purchases may not be able to be funded through cash flow from current operations. Unless we can obtain additional financing, our ability to enhance our products, services operations and Internet access may be materially impaired.

         Cash flows provided by financing activities were $243,000 for the six months ended December 31, 1999, compared to $712,000 for the same period in 1998. This decrease was primarily due the repayment of $100,000 of long-term debt and $177,000 placed in escrow, associated with an office space lease and equipment leases. During this period, equity securities were sold to generate cash for operations and expansion. In November 1999, 250,000 shares of common stock were sold in a private placement for $250,000, and 1,160 shares of Series B convertible preferred stock were sold through a Reg D private placement offering, for which we received $290,000. Additionally, during the six months ended December 31, 1999, $115,000 of term loans, including accrued interest payable of $50,000, were converted to common stock, under debt-to-equity conversion agreements

         Since inception we have incurred losses and continue to require additional capital to fund operations and development. In January 2000, an additional 11,000 shares of Series B convertible preferred stock were sold for $2,750,000 through the private placement offering. Management recognizes that it must generate additional capital to fund operations and it will continue to pursue raising additional equity capital through the issuance of common or preferred stock pursuant to equity offerings. However, no assurances can be given that we will be successful in generating additional capital. Should we fail to generate additional capital, our ability to continue operations may be materially impaired.

         We currently manage the payment of our current liabilities and obligations on a monthly basis as cash becomes available. As of February 14, 2000, there are available cash resources of approximately $2.2 million. Based on the current success in raising capital from investors, the costs of operations may increase as these funds are invested to enhance operations. We believe that our current negative cash flow from operations is approximately $400,000 per month.

         The Company, if its business plan is successfully implemented, expects to achieve profitability in the last quarter of 2000 by accelerating revenue growth in excess of its expense growth. The operating and administrative infrastructure to manage the growth of the Company is currently in place. Management plans to increase marketing of its products in the workplace where acceptance of legal worksite benefits is increasing, marketing products through affinity groups to their members, and by direct marketing to individuals. The marketing efforts of the Company are dependent upon its ability to fund such efforts; however, there can be no assurance that the Company will reach profitability without accessing additional capital resources. Management intends to generate the necessary capital to operate for the next twelve months by selling our common and preferred shares to qualified investors in a private placement. Unless we are successful in our efforts to sell our stock to fund the growth of the Company, we believe that we may not be able to continue operations for the next twelve months. There are no assurances that we will be able to raise the required capital through the sale of our debt or equity securities or that we will have access to other sources of capital on terms that are acceptable to us.

         On October 27, 1999, the Company obtained from a shareholder a $50,000 six-month term loan at a 7% annual interest rate. The loan and interest are due and payable in April 2000. Although the Company has received from time to time related party loans in the past, there is no assurance these shareholders would be willing to make such loans in the future.

         Two shareholders have subscriptions for a total of 396,000 shares of the Company's common stock and it has recorded the receivable and accrued interest, at 6% per year, in equity. The Company does not expect the subscriptions receivable to be paid in the near future, although the shareholders have indicated the notes will be satisfied. Accrued interest on these notes is expected to be satisfied when the notes are satisfied.

         The Company is currently in default of certain of its debt agreements. The amount of term loans in default totals $151,000 and $216,000 at December 31 and June 30, 1999, respectively. These term loans have various maturities through 1998. The principal, accrued interest, at annual rates ranging from 12% to 15%, and an additional interest payment equal to 20% of the principal amount are currently in default. Management will continue its attempt to convert the remaining loans to common stock, at terms and conditions, mutually agreed upon by the debt holder and the Company. However, there is no assurance that the Company will be able to continue converting the debt at terms and conditions that will be mutually acceptable. Should the debt holder be able to accelerate repayment of amounts in default, there is no assurance that the Company could pay such amounts without adversely impacting operations.


YEAR 2000 COMPLIANCE


         We were aware of the issues associated with the programming code in existing computer systems as the year 2000 approached. We conducted an assessment of the Year 2000 issue and determined that we would not be required to make material modifications or replacements of our information and non-information technology systems to properly recognize and utilize dates beyond December 31, 1999, especially in light of the fact that we had recently completed a comprehensive upgrade of our computer systems, which included Year 2000 testing and preparation. The upgrade cost us approximately $200,000.

         Since January 1, 2000 we have experienced no disruptions in our systems or those of third parties to whom we are financially or operationally linked, or other computer related problems as a result of processing dates beyond 1999. While we do not expect to incur any significant costs in the future related to the Year 2000 issue, we cannot say with any certainty that we will not experience any Year 2000 problems in the future.

         In the event of a failure of our systems, our systems are fully backed up and we have the capability to be operational within 48 hours.

ITEM 3.  DESCRIPTION OF PROPERTY

         We rent approximately 14,186 square feet of office space in a building in Sunrise, Florida. The lease is for a term of eighty-four (84) calendar months, which commenced on July 1, 1999. The total payment for the duration of the lease term is approximately $1,235,000. We also have five regional sales offices located in Tampa, Los Angeles, Denver, Chicago and New York. There is only one employee in each regional sales office at this time.

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

         The table below sets forth information with respect to the beneficial ownership of the our capital stock by (i) each of the directors of the Company,
(ii) each "named executive officer," (iii) each person known by the Company to be the beneficial owner of five percent or more of each class of our voting securities, and (iv) all executive officers and directors as a group, as of October 31, 1999. Unless otherwise indicated, the Company believes that the beneficial owner has sole voting and investment power over such shares.

                                                          NUMBER OF SHARES                      PERCENTAGE
NAME AND ADDRESS OF BENEFICIAL OWNER              BENEFICIALLY OWNED OF DESIGNATED       OWNERSHIP OF CLASS(1)(2)
                                                              CLASS(1)
------------------------------------              --------------------------------       ------------------------
Brett Merl                                         2,353,555 shares common stock                  10.5%
Legal Club of America Corp.
1601 N. Harrison Pkway. Bldg. A #200
Sunrise, FL  33323

Jason Krouse                                        700,519 shares common stock                    3.1%
Legal Club of America Corp.
1601 N. Harrison Pkway. Bldg. A #200
Sunrise, FL  33323

A. Clinton Allen                                    350,000 shares common stock                    1.6%
C. Allen & Co.
1280 Mass. Ave.
Cambridge, MA  02138

Ronald G. Agypt                                     125,000 shares common stock                    0.6%
AON
400 N. Skokie Bldg., Suite 450
Northbrook, IL  60062

Matt Cohen                                          541,164 shares common stock                    2.4%
Interactive Technologies.Com, Ltd.
11336 Wiles Road
Coral Springs, Florida  33076

Storie Partners L.P.                                 16,667 shares of Series A                     7.5%
c/o Howard, Rice, Nemerovsky, Candy,              Convertible Preferred Stock(3)
Falk & Rabkin
Three Embarcadero, 7th Floor
San Francisco, CA 94111-4065

All Executive Officers and Directors as a          4,070,238 shares common stock                  16.1%
group (7 persons)

---------------------

(1) Includes the amount of shares the beneficial owner has the right to acquire within 60 days from options, warrants or similar rights.
(2) Calculation of total number of shares of outstanding common stock of the corporation is made on a fully diluted basis, taking into account all instruments convertible into common stock within 60 days, including the Series A Convertible Preferred Stock.
(3) Holding consists of 16,667 shares of Series A Convertible Preferred Stock, which are Convertible into 1,666,770 shares of common stock. If converted, these shares would represent 7.5% of the fully diluted common stock.

ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

         The following table sets forth the names, ages and positions held with respect to each Director and Executive Officer:

        NAME OF OFFICER/DIRECTOR              AGE                          POSITIONS WITH COMPANY
-------------------------------------         ---      -------------------------------------------------
Brett Merl...........................         38       Chief Executive Officer and Chairman of the Board
Richard Campanaro....................         57       President and Chief Operating Officer
Michael Samach.......................         45       Chief Financial Officer
Jason Krouse.........................         31       Executive Vice President of Sales and Director
A. Clinton Allen.....................         55       Director
Ronald G. Agypt......................         43       Director
Matt Cohen...........................         41       Director

         BRETT MERL has served as our Chief Executive Officer and Chairman of the Board since October 1999. From January 1999 to October 1999, he served as our President, Chief Executive Officer and Director. From January 1997 to January 1999, he served as our Chief Executive Officer. From February 1996 to December 1996, he served in various capacities for the Company. From December 1989 to January 1996, Mr. Merl was Vice President of Bernstein Zimmerman Financial, Inc. ("BZFI"), an insurance agency specializing in group benefits and pension planning. BZFI is also a benefits coordinator for three South Florida credit unions, offering financial services to credit union members and the member corporations. Mr. Merl received a B.S. degree in Marketing from Long Island University in 1993.

         RICHARD CAMPANARO began serving as our President and Chief Operating Officer in October 1999. From March 1996 to October 1999, he served as Chief Operating Officer of Scibal Associates, Inc., a third party administration company, and from March 1995 to March 1996, he acted as consultant for the company. From March 1993 to March 1996, Mr. Campanaro served as Director and consultant for Century Industries, Inc. Mr. Campanaro previously served as president and chief executive officer of Tandem Financial Group, an insurance company jointly owned by Merrill Lynch and Co. and Equitable Life Assurance Co., now part of Merrill Lynch Insurance Group.

         MICHAEL SAMACH began serving as our Chief Financial Officer in September 1999. From February 1999 to September 1999, he acted as an independent financial consultant. From September 1998 to February 1999, Mr. Samach served as the Chief Financial Officer of Equipnet, Inc., a medical network management company. From January 1998 to August 1998, he served as the Chief Financial Officer of CHCS, Inc., also a medical network management company. From January 1996 to November 1997, he served as the Chief Financial Officer and the Chief Operating Officer of American Medical Healthcare, Inc., a start-up HMO. From May 1993 to January 1996, Mr. Samach served as the Finance Director of the Florida Region for Foundation Health of Florida. Mr. Samach is a Certified Public Accountant and holds an M.B.A. and an M.S. degree from the University of Miami. He also holds a B.S. degree from Florida State University.

         JASON KROUSE has served as our Executive Vice President of Sales, since August 1998 and as a Director since December 1998. In 1997, Mr. Krouse was employed by the law firm of Kahl and Associates and in 1996 was associated with the law firm of Bob, Spier, Ciotelli. Mr. Krouse received a J.D. degree from Nova Southern Shepard Broad Law Center in 1997 and received his B.S. degree in marketing from Florida Atlantic University in 1990. Mr. Krouse sits on the board of directors of the Mass Marketing Insurance Institute and the National Association of Voluntary Enrollment Specialists.

         A. CLINTON ALLEN has served as a Director since 1998. Since 1987, Mr. Allen has served as vice chairman of Psychemedics Corp. He also serves as a director for The DeWolfe Companies, Swiss Army Brands, Steinway Musical Response, USA and DCRI Corp. Mr. Allen was also the first outside director of Blockbuster Entertainment Corp.


         RONALD G. AGYPT has served as a Director and the Chairman of the Compensation Committee since March 1999. Since January 1998, Mr. Agypt has been the National Sales Manager for Worksite Solutions, a subsidiary of AON, with which we have entered an agreement for them to market our services through their worksite markets. From 1997 through 1998, Mr. Agypt served as a Vice President of Worksite Solutions. From 1990 through 1997, Mr. Agypt served as a Vice President and Divisional Manager of Combined Insurance Company of America, also a subsidiary of AON.


         MATT COHEN has served as a Director since September 1999. From July 1997 to August 1999, Mr. Cohen served as our Chief Financial Officer. From 1988 until July 1997, Mr. Cohen served as vice president and chief financial officer of Standard Brands of America, a retailer of consumer electronics and appliances. Mr. Cohen also serves on the Board of Directors of Interactive Technologies.com Ltd. and UBuy.com

         All directors of the Company hold office until the next annual meeting of stockholders or until their successors are elected and qualified. As compensation for attending the meetings of our board of directors non-employee directors receive $2,500 per meeting. Our employee directors do not receive any additional compensation for attending the meetings.

ITEM 6.  EXECUTIVE COMPENSATION

         The following tables and notes present for the three years ended June 30, 1999, the compensation paid by the Company to the Company's chief executive officer and the executive officer who received compensation of at least $100,000 in 1999, 1998 or 1997.

                           Summary Compensation Table

------------------- ------- ------------------------------------ --------------------------------------- -------------
                                    Annual Compensation                  Long-Term Compensation
                            ------------------------------------ ---------------------------------------
                                                                          Awards              Payouts
                                                                 -------------------------- ------------
                                                      Other      Restricted    Securities
                                                      Annual        Stock     Underlying      LTIP       All Other
     Name and                Salary      Bonus     Compensation   Award(s)   Options/SARs    Payouts    Compensation
Principal Position   Year      ($)        ($)          ($)           ($)          (#)           ($)          ($)
       (a)           (b)       (c)        (d)          (e)           (f)          (g)           (h)          (i)

------------------- ------- ---------- ----------- ------------- ------------ ------------- ------------ -------------
Brett Merl,          1999   $159,038    $50,000(1)    $3,000           --        82,090           --           $163
Chairman of the
Board and Chief
Executive Officer
------------------- ------- ---------- ----------- ------------- ------------ ------------- ------------ -------------
                     1998     58,413         --           --           --            --           --             --
------------------- ------- ---------- ----------- ------------- ------------ ------------- ------------ -------------
                     1997         --         --           --           --            --           --             --
------------------- ------- ---------- ----------- ------------- ------------ ------------- ------------ -------------
Matt Cohen(2)        1999    128,077     50,000        3,000           --        67,164           --             --
------------------- ------- ---------- ----------- ------------- ------------ ------------- ------------ -------------
                     1998     90,796         --           --           --            --           --             --
------------------- ------- ---------- ----------- ------------- ------------ ------------- ------------ -------------
                     1997     14,722         --           --           --            --           --             --
------------------- ------- ---------- ----------- ------------- ------------ ------------- ------------ -------------

-------------------
(1)      Bonus voluntarily deferred by employee.
(2) Matt Cohen was our Chief Financial Officer until September 1999. He has been on the Board of Directors since 1997.

EXECUTIVE EMPLOYMENT AGREEMENTS

         We have entered into an Employment Agreement with Richard Campanaro, effective as of October 18, 1999, engaging him to serve as our President and Chief Operating Officer. This Employment Agreement has a term of one year, with an initial annual base salary of $180,000.

         We have entered into an Employment Agreement with Brett Merl, effective as of July 1, 1997, engaging him to serve as our Chief Executive Officer. This Employment Agreement has a term of three years, with an initial annual base salary of $125,000.

         We have entered into an Employment Agreement with Michael Samach, effective as of September 17, 1999, engaging him to serve as our Chief Financial Officer. This Employment Agreement has a term of three years, with an initial annual base salary of $125,000.

         We have entered into an Employment Agreement with Jason Krouse dated December 12, 1997, engaging him to serve as our Vice President of Sales. This Employment Agreement has a term of five years, with an initial annual base salary of $55,000 per year.

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

         Brett Merl and Jason Krouse subscribed for and were issued our common stock in exchange for promissory notes from each officer in the approximate amount of $132,000. The notes, together with the interest accrued thereon, are due December 26, 2003.

         Jason Krouse extended the Company a loan on October 27, 1999, in the amount of $50,000, bearing interest at a rate of 7% per annum and maturing on April 26, 2000.

         We have entered into a Consulting Agreement effective February 16, 1999 with A.C. Allen & Company, an affiliate of A. Clinton Allen, one of our directors. Pursuant to this Consulting Agreement, A.C. Allen & Company receives compensation in the amount of $4,000 per month in exchange for providing business consulting services.

         We have entered into an Agreement with Matthew Cohen, our former Chief Financial Officer and Brett Merl, our Chief Executive Officer, dated September 1999. Pursuant to this Agreement, among other things, Brett Merl has agreed to assume certain outstanding obligations of Mr. Cohen under a promissory note to the Company in the original principal amount of $132,000, in exchange for receiving 700,000 shares of the Company's common stock from Mr. Cohen.

ITEM 8.  DESCRIPTION OF SECURITIES


         Our authorized capital stock consists of 50,000,000 shares of common stock, $.0001 par value, and 1,000,000 shares of preferred stock, $.0001 par value. As of June 30, 1999, 18,539,726 shares of our common stock and 27,778 shares of our Series A Convertible Preferred Stock were outstanding. The following statements are a summary of certain terms of the capital stock and are qualified in their entirety by reference to the detailed provisions of the Company's Articles of Incorporation and Bylaws, which are exhibits to this Registration Statement.


COMMON STOCK

         The holders of common stock are entitled to one vote per share on all matters to be voted upon by the shareholders. Subject to any preferential rights of preferred stockholders, the holders of common stock are entitled to receive dividends on a pro rata basis, if any, declared from time to time by the board of directors out of legally available funds. In the event of our liquidation, dissolution or winding up, subject to any preferential rights of preferred stockholders, the holders of common stock are entitled to share on a pro rata basis in all assets remaining after payment of liabilities. The common stock has no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are fully paid and nonassessable.

PREFERRED STOCK

         The board of directors has the authority to issue the preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions of the preferred stock, including dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, redemption prices, liquidation preferences and the number of shares constituting any series or the designation of any series, without further vote or action by the shareholders. The issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of our company without further action by the shareholders and may adversely affect the voting and other rights of the holders of common stock. The issuance of preferred stock with voting and conversion rights may adversely affect the voting power of the holders of common stock, including the loss of voting control to others.

         SERIES A CONVERTIBLE PREFERRED STOCK. HOLDERS OF OUR SERIES A CONVERTIBLE PREFERRED STOCK HAVE THE FOLLOWING RIGHTS AND PREFERENCES AND ARE SUBJECT TO THE FOLLOWING TERMS:

         /bullet/ The holders have a right to convert each share of their Series
                  A preferred stock, at any time, into one hundred shares of our common stock, subject to certain adjustments;

         /bullet/ The holders are entitled to receive dividends as and if declared by the board of directors on our common stock, and in such amount that such holders would have received had they converted their Series A preferred stock to common stock on the record date;

         /bullet/ The holders have priority over the holders of the common stock in the event of our liquidation, dissolution or winding up; and

         /bullet/ The holders are entitled to vote, as a class with the holders of our common stock, such number of votes as they would have been entitled to had they converted their Series A preferred stock to common stock on the record date.

         We have a right to redeem some or all of the Series A preferred stock at any time after January 31, 2002 at a price of $90 per share, plus all accrued dividends, if any.

DIVIDEND POLICY

         The Company has not paid any dividend to its shareholders for any class of stock and does not anticipate paying any dividends in the foreseeable future.

STOCK OPTION PLAN

         1997 STOCK OPTION PLAN. Our 1997 Stock Option Plan authorizes the award of up to 2,000,000 shares of common stock in the form of stock options. As of September 30, 1999, stock options to purchase approximately 596,209 shares of common stock were outstanding under the plan. Accordingly, up to 1,403,791 shares of common stock are currently available for future awards under the plan. The Company anticipates issuing options for an additional 800,000 shares in connection with the employment agreements of Richard Campanaro and Michael Samach, our new executive officers. The purpose of the plan is to enable us to attract and retain qualified and competent employees and to enable such persons to participate in our long-term success and growth by giving them an equity interest in our company.

         All directors, key employees, consultants and independent contractors of our company are eligible to receive options pursuant to the plan. The participants under the plan shall be selected from time to time by the board of directors or, if constituted by the board of directors, by the compensation committee, in its sole discretion. The plan is administered by the compensation committee or such other committee of directors as the board shall designate. Notwithstanding the foregoing, from and after the effective date of our filing this registration statement, the plan must be administered by a committee which shall consist of two or more directors who are "non-employee" directors within the meaning of Rule 16b-3 under the Exchange Act and an "outside" director within the meaning of Section 162(m) of the Internal Revenue Code of 1986, as amended.

         The committee makes all decisions or determinations by either a majority vote of its members present at a meeting or by the unanimous written approval of its members. The committee may adopt, alter or repeal any administrative rules, guidelines and practices for carrying out the purposes of the plan. The committee has the right to determine, among other things, the persons to whom awards are granted, the terms and conditions of any awards granted, the number of shares of common stock covered by the awards, the exercise price and the term thereof. Notwithstanding the foregoing, the number of shares of common stock which may be subject to options granted to any individual during any calendar year may not exceed 500,000.

         The exercise price, term and exercise period of each stock option shall be fixed by the committee at the time of grant. Notwithstanding the fixed option price, no incentive stock option shall (i) have an option price which is less than 100% of the fair market value of the common stock on the date of the award of the stock option, (ii) be exercisable more than ten years after the date such incentive stock option is awarded, or (iii) be awarded more than ten years after the plan is adopted by the board.

REGISTRATION RIGHTS


         Concurrently with the purchase of approximately 22,222 shares of our Series A Convertible Preferred Stock in February 1999, we granted registration rights to the holders of such stock. At any time after the earlier of (i) the date three years after the date of the stock purchase agreements or (ii) six months after the consummation of the Company's initial public offering, holders of the Series A Convertible Preferred Stock may require the Company to file a registration statement under the Securities Act covering their shares (on an as converted basis), if the expected aggregate offering price would exceed $15,000,000 if the request is received prior to an initial public offering of the Company or $10,000,000 if the request is received after an initial public offering. The Company is not required to comply with the request for registration on more than one occasion, if the Company has filed a registration statement in connection with its initial public offering (and for a period of 180 days after such registration is declared effective) or if the Board determines in good faith that such registration would be detrimental to the Company.

         When the Company is eligible to use a registration statement on Form S-3 to register an offering of shares, holders of the Series A Convertible Preferred Stock are entitled to include all or a portion of their shares, provided the aggregate offering price is at least $2,000,000.

         Holders of the Series A Convertible Preferred Stock also have "piggyback" registration rights in which they are entitled to include their shares in any registration statement filed by the Company. However, the managing underwriter of any offering, if any, has the right to limit the number of securities proposed to be included in the registration.

         The expenses of one requested registration, all piggyback registrations and all Form S-3 registrations are to be borne by the Company. Holders of the Series A Convertible Preferred Stock will pay all underwriting discounts and selling commissions applicable to the sale of their securities.

         The Company has agreed to indemnify the holders of the Series A Convertible Preferred Stock for any damages they may suffer from any untrue statement or omission that the Company makes in a registration statement covering their shares or for any violation by the Company of any state or federal securities laws.


WARRANTS

         As of September 30, 1999, immediately exercisable warrants to purchase 1,050,000 shares of our common stock were outstanding. Some of the terms of the outstanding warrants are as follows:

         /bullet/ 300,000 warrants are exercisable for $.90 per share and expire on December 31, 2003;
         /bullet/ 50,000 warrants are exercisable for $.90 per share and expire on December 31, 2003;
         /bullet/ 300,000 warrants are exercisable for $.90 per share and expire on February 12, 2009;
         /bullet/ 300,000 warrants are exercisable for $2.00 per share and expire on August 1, 2009;
         /bullet/ 100,000 warrants are exercisable for $2.00 per share and expire on December 31, 2003;


         During fiscal 1999, warrants for 1,050,000 shares at an exercise price varying from $0.90 to $2 per share were issued to non-employee investors as part of their investment consideration. The exercise prices were arrived at through arms-length negotiations with the warrant holders. The warrants have contractual lives of four to ten years. Since these warrants were issued with exercise prices at or above fair value, no book value was assigned to them at issuance.

         Holders of the warrants have "piggyback" registration rights in which they are entitled to include their shares in any registration statement filed by the Company, provided that aggregate number of shares to be registered in such registration statement exceeds 10,000 shares. In addition, the managing underwriter of any offering, if any, has the right to limit the number of shares proposed to be included in the registration.

         If, by December 31, 2000, the Company does not have an effective registration statement outstanding that includes the warrant shares, and such registration statement has not remained effective for at least 90 days prior to the expiration date of the warrant (or 180 days if the registration statement is on Form S-3), the holders of the warrants may convert the warrants into shares of common stock.

         The Company has granted the holder of certain warrants to purchase 300,000 shares of common stock registration rights and conversion rights different than those described above. The terms of these warrants require the Company to file a registration statement with respect to the warrant shares, provided that such registration is not required prior to the earlier of (i) December 31, 2001 or (ii) eighteen (18) months after the date the Company becomes subject to the reporting requirements of the Exchange Act. The holder of these warrants also has "piggyback" registration rights that are the same as those of the other warrant holders described above. Finally, this warrant is convertible into shares of common stock at any time at the option of the holder.

         All expenses (other than underwriting discounts and sales commissions) incurred by the Company in connection with any registration statement are to be borne by the Company.


TRANSFER AGENT

         The Transfer Agent and Registrar for the common stock is Interstate Transfer Company, 56 W. 400 South, Suite 260, Salt Lake City, Utah 84101. Their telephone number is (801) 531-7860.

                                     PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS

         The Company's Common Stock is traded on the NASD OTC Bulletin Board under the symbol LEGL.

         The following bid quotations have been reported for the period beginning December 14, 1998, when the Company's common stock commenced trading on the OTC Bulletin Board.


                                                       BID PRICES
                                            -----------------------------
      PERIOD                                     HIGH              LOW
      ------------------------------------  --------------  -------------
      Quarter Ended December 31, 1999           $4 1/4           $3 1/16
      Quarter Ended September 30, 1999           4 3/16           2 5/8
      Quarter Ended June 30, 1999                4 1/4            3 1/2
      Quarter Ended March 31, 1999               6 1/2            2 3/4
      Quarter Ended December 31, 1998            3 1/8            2 3/4


         Such quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission. Such quotes are not necessarily representative of actual transactions or of the value of the Company's securities, and are in all likelihood not based upon any recognized criteria of securities valuation as used in the investment banking community.

         As of September 30, 1999, there were 398 holders of record of the Company's common stock and 18,539,726 shares issued and outstanding. As of the same date, there were 3 holders of the Company's Series A Preferred Stock and 27,778 shares outstanding. Certain of the shares of common stock are held in "street" name and may, therefore, be held by several beneficial owners.

         Of the 18,539,726 shares of outstanding common stock, 17,539,726 shares are "restricted" securities of the Company within the meaning of Rule 144(a)(3) promulgated under the Securities Act of 1933, as amended. In general, under Rule 144, as currently in effect, subject to the satisfaction of certain other conditions, a person, including an affiliate of the Company (in general, a person who has a control relationship with the company) who has owned restricted securities of common stock beneficially for at least one year is entitled to sell, within any three-month period, that number of shares of a class of securities that does not exceed the greater of (i) one percent (1%) of the shares of that class then outstanding or, if the common stock is quoted on NASDAQ, (ii) the average weekly trading volume of that class during the four calendar weeks preceding such sale. A person who has not been an affiliate of the company for at least the three months immediately preceding the sale and has beneficially owned shares of common stock for at least two (2) years is entitled to sell such shares under Rule 144 without regard to any of the limitations described above.

         No prediction can be made as to the effect, if any, that future sales of shares of common stock or the availability of common stock for future sale will have on the market price of the common stock prevailing from time-to-time. Sales of substantial amounts of common stock on the public market could adversely affect the prevailing market price of the common stock.

         The Company has not paid any dividends to its shareholders for any class of stock since current management joined the Company in 1996 and does not anticipate paying any such dividends in the foreseeable future. The payment of dividends may be made at the discretion of the Board of Directors of the Company and will depend upon, among other things, the Company's operations, its capital requirements, and its overall financial condition.

ITEM 2.  LEGAL PROCEEDINGS



         We do not provide any portion of our membership fees to the attorneys participating in the Legal Club network. We also do not receive any fees from the attorneys for having referred the members to them. We do not insure our customers against any risk. As a result, we believe that we are not subject to regulation as an insurer. Even though the Florida Department of Insurance had taken the position that we should be regulated as legal expense insurer, we contested this position and recently received a favorable order from the State of Florida Division of Administrative Hearings stating that our company, as currently conducting business, is not subject to regulation by the Department of Insurance as a legal expense insurer. The determination in Florida does not preclude any other state or government agency from taking the position that we should be regulated in some manner, which if it were to occur, could have a material adverse impact on our financial condition.

         We filed an action styled LegalClub.com, Inc. v. Bernstein in August 1999 in the Broward County Circuit Court. This case presents a claim against Howard S. Bernstein for the rescission of certain stock issuances we made to him at the time of our formation, as well as a claim for slander. The rescission claim relates to Mr. Bernstein's alleged failure to perform under the agreement pursuant to which we issued shares to him. We are seeking to recover such shares. The slander claims seek recovery for various damaging statements that we believe Mr. Bernstein made to members of the investment banking community. Mr. Bernstein has filed counterclaims against us, seeking monetary relief of approximately $200,000, plus attorneys' fees, for salary and other compensation allegedly due from us to Mr. Bernstein. Mr. Bernstein has also advised us that he intends to file an amended counterclaim seeking additional damages though he has not yet done so. At the present time, it is too early in the litigation to assess with any degree of certainty the likelihood of success of either our or Mr. Bernstein's claims. We intend to vigorously prosecute our claims against Mr. Bernstein and to vigorously defend against Mr. Bernstein's counterclaims.


         An action styled Merin, Hunter, Codman, Inc. v. Legal Club of America Corp. was filed in September 1999, in the Broward County Circuit Court, in which Merin, Hunder, Codman, Inc. is seeking to recover brokerage commissions allegedly due to it in connection with our search for premises to lease as our headquarters. We maintain that the subject brokerage agreement with this entity was terminated and that no commissions are owed. At this time, Merin, Hunter, Codman has not alleged the amount of its claim, stating only that the amount exceeds $15,000, which is the jurisdictional requirement for the Court in this action. It is too early in this litigation to determine the likelihood of success on Merin, Hunter, Codman's claims.

ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

         None.

ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES

COMMON STOCK


         During the fiscal year ended June 30, 1999, we sold 5,649,689 shares of our common stock. Of this total issuance, 5,438,149 shares were issued at an average price per share of $0.39, for an aggregate offering price of $2,124,000 and 211,540 shares were used to convert existing long term debt payable and related accrued interest to various private investors for a total consideration of $634,000 or $3.00 per share. These securities were sold to private and institutional investors in reliance on Rule 506 of rules and regulations promulgated under the Securities Act of 1933, as amended.

         During the fiscal year ended June 30, 1998, we sold or issued 5,527,525 shares of our common stock. Of this total issuance, 3,376,211 shares were issued at an average price per share of $0.23, for an aggregate offering price of $769,000, 902,139 shares were issued as compensation for services performed by our employees and external consultants for a total consideration of $298,000 or $0.33 per share; 1,200,000 shares were issued to our officers under subscription agreements at $0.33 per share, for a total consideration of $396,000, and 49,175 shares were used to convert existing long term debt payable and related accrued interest to various private investors for a total consideration of $116,000 or $2.36 per share. These securities were sold to private and institutional investors in reliance on Rule 506.

         During the period of our incorporation in January 1996, through June 30, 1997, we issued or sold 5,527,847 shares of our common stock. Of this total issuance, 4,479,847 shares were issued as compensation for services performed by our employees and external consultants for a total consideration of $119,000 or $0.03 per share, 378,000 shares were issued at an average price per share of $0.39, for an aggregate offering price of $147,000, and 220,000 shares were used to convert existing long term debt payable and related accrued interest to various private investors at $3.40 per share for a total consideration of $748,000. These securities were sold to private and institutional investors in reliance on Rule 506.


SERIES A CONVERTIBLE PREFERRED STOCK

         In February 1999, we sold 27,778 shares of our Series A Convertible Preferred Stock, which are convertible into 2,777,800 shares of our common stock. The aggregate offering price was $2,500,000. These securities were sold to accredited private and institutional investors in reliance on Rule 506.

ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

         The Registrant has authority under Sections 7-109-102 and 7-109-107 of the Colorado Business Corporation Act to indemnify its directors and officers to the extent provided for in such statute. The Registrant's Articles of Incorporation and Bylaws provide that the Registrant shall indemnify and may insure its officers and directors to the fullest extent not prohibited by law. The effect of such provision is to require the Company to indemnify the officers and directors of the Company for any claim arising against such persons in their official capacities if such person acted in good faith and in a manner that he reasonably believed to be in or not opposed to the best interests of the Company and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The Registrant also maintains a policy of directors' and officers' liability insurance.

                                    PART F/S

                          INDEX TO FINANCIAL STATEMENTS


                                                                       PAGE
                                                                       ----
CONSOLIDATED FINANCIAL STATEMENTS - DECEMBER 31, 1999

         Consolidated Balance Sheets as of December 31, 1999
         (Unaudited) and June 30, 1999                                  F-1

         Consolidated Statements of Operations for the Three and
         Six Months Ended December 31, 1999 and 1998 (Unaudited)        F-2

         Consolidated Statements of Cash Flows for the Three Months
         Ended December 31, 1999 and 1998 (Unaudited)                   F-3

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)               F-4 - F-8

INDEPENDENT AUDITORS' REPORT                                            F-9

CONSOLIDATED FINANCIAL STATEMENTS - JUNE 30, 1999

         Consolidated Balance Sheets as of June 30, 1999 and 1998       F-10

         Consolidated Statements of Operations for the Years Ended
         June 30, 1999 and 1998                                         F-11

         Consolidated Statement of Stockholders' Equity (Deficit)
         for the Years Ended June 30, 1999 and 1998                     F-12

         Consolidated Statements of Cash Flows for the Years Ended
         June 30, 1999 and 1998                                         F-13

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS                          F-14 - F-23

LEGAL CLUB OF AMERICA CORPORATION AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

                                                                              December 31,
                                                                                  1999        June 30,
                                                                              (Unaudited)       1999
                                                                              ------------  ------------
                                  ASSETS

CURRENT ASSETS:
   Cash and cash equivalents                                                  $    66,000   $ 1,801,000
   Accounts receivable                                                            193,000            --
   Prepaid expenses                                                                48,000        86,000
   Advances and other                                                              26,000        39,000
                                                                              -----------   -----------
             TOTAL CURRENT ASSETS                                                 333,000     1,926,000

PROPERTY AND EQUIPMENT, net                                                       410,000       189,000

OTHER ASSETS                                                                      186,000         5,000
                                                                              -----------   -----------
             TOTAL                                                            $   929,000   $ 2,120,000
                                                                              ===========   ===========

            LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)

CURRENT LIABILITIES:
   Accounts payable                                                           $   763,000   $   348,000
   Current portion of long-term debt and capital leases                           453,000       451,000
   Interest payable                                                               133,000       163,000
   Accrued expenses and other liabilities                                         232,000       192,000
   Deferred revenues                                                               47,000        99,000
                                                                              -----------   -----------
             TOTAL CURRENT LIABILITIES                                          1,628,000     1,253,000
                                                                              -----------   -----------
NONCURENT LIABILITIES:
   Capital leases                                                                  87,000            --
    Long-term debt, less current portion                                           76,000       158,000
                                                                              -----------   -----------
             TOTAL NONCURRENT LIABILITIES                                         163,000       158,000
                                                                              -----------   -----------
COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS' EQUITY (DEFICIT):
   Preferred stock, $0.0001 par value; 1,000,000 shares authorized; 40,000 shares designated Series A; issued and outstanding:
      27,778 shares of Series A in December and June 1999                              --            --
      26,000 shares designated Series B; issued and outstanding:
      1,160 shares of Series B in December 1999                                        --            --
   Common stock, $0.0001 par value; 50,000,000 shares
      authorized; shares issued and outstanding: 18,834,960 in December 1999
      and 18,539,726 in June 1999                                                   2,000         2,000
   Additional paid-in capital                                                   9,008,000     8,374,000
   Deficit                                                                     (9,428,000)   (7,234,000)
   Stock subscriptions, including interest receivable                            (444,000)     (433,000)
                                                                              -----------   -----------
             STOCKHOLDERS' EQUITY (DEFICIT), NET                                 (862,000)      709,000
                                                                              -----------   -----------
             TOTAL                                                            $   929,000   $ 2,120,000
                                                                              ===========   ===========

See notes to the consolidated financial statements.

                                       F1

LEGAL CLUB OF AMERICA CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS (Unaudited)

                                                   Three Months Ended             Six Months Ended
                                               --------------------------    ---------------------------
                                               December 31,   December 31,   December 31,   December 31,
                                                   1999           1998           1999           1998
                                               ------------   ------------   ------------   ------------
REVENUES:
   Membership fee income                       $    502,000   $    282,000   $  1,257,000   $    380,000
                                               ------------   ------------   ------------   ------------

OPERATING EXPENSES:
   Compensation and employee benefits               753,000        289,000      1,332,000        475,000
   Communications                                   291,000        247,000        747,000        274,000
   Professional fees                                155,000         87,000        330,000        133,000
   Office, administrative, and general              353,000        118,000        837,000        251,000
   Occupancy                                        105,000         14,000        153,000         22,000
   Depreciation and amortization                     26,000          3,000         41,000          6,000
                                               ------------   ------------   ------------   ------------
          TOTAL OPERATING EXPENSES                1,683,000        758,000      3,440,000      1,161,000
                                               ------------   ------------   ------------   ------------
          LOSS FROM OPERATIONS                   (1,181,000)      (476,000)    (2,183,000)      (781,000)
                                               ------------   ------------   ------------   ------------
OTHER INCOME (EXPENSE):
   Other income, net                                  8,000          6,000         24,000         12,000
   Interest expense                                 (16,000)       (15,000)       (35,000)       (49,000)
                                               ------------   ------------   ------------   ------------
          OTHER (EXPENSE), NET                       (8,000)        (9,000)       (11,000)       (37,000)
                                               ------------   ------------   ------------   ------------
          NET LOSS                             $ (1,189,000)  $   (485,000)  $ (2,194,000)  $   (818,000)
                                               ============   ============   ============   ============

LOSS PER COMMON SHARE:
   Basic and diluted                           $      (0.06)  $      (0.03)  $      (0.12)  $      (0.06)
                                               ============   ============   ============   ============
   Weighted average common shares outstanding    18,642,935     14,610,379     18,591,331     14,102,791
                                               ============   ============   ============   ============

See notes to the consolidated financial statements.

                                       F2

LEGAL CLUB OF AMERICA CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited)

                                                                                Six Months Ended
                                                                          -----------------------------
                                                                          December 31,     December 31,
                                                                              1999             1998
                                                                          -----------      -----------
CASH FLOWS FROM OPERATING ACTIVITIES:
   Net loss                                                               $(2,194,000)     $  (818,000)
   Adjustments to reconcile net loss to net cash
    used in operating activities:
      Depreciation and amortization                                            41,000            6,000
      Interest due on stock subscriptions                                     (12,000)         (12,000)
      Services performed for common stock                                      38,000
      Changes in certain assets and liabilities:
         Accounts receivable                                                 (193,000)              --
         Prepaid expenses                                                      37,000           11,000
         Advances and other                                                     9,000            7,000
         Interest payable                                                      20,000           59,000
         Accounts payable and accrued liabilities                             478,000           38,000
         Deferred revenues                                                    (51,000)          34,000
                                                                          -----------      -----------
          NET CASH USED IN OPERATING ACTIVITIES                            (1,827,000)        (675,000)
                                                                          -----------      -----------
CASH FLOWS FROM INVESTING ACTIVITY:
 Purchases of property and equipment                                         (151,000)              --
                                                                          -----------      -----------
CASH FLOWS FROM FINANCING ACTIVITIES:
   Escrow deposits                                                           (177,000)              --
   Proceeds from long-term debt                                                50,000           75,000
   Repayments of long-term debt                                              (110,000)         (13,000)
   Issuances of Series B preferred stock                                      230,000               --
   Issuances of common stock                                                  250,000          650,000
                                                                          -----------      -----------
          NET CASH PROVIDED BY FINANCING ACTIVITIES                           243,000          712,000
                                                                          -----------      -----------
          NET INCREASE (DECREASE) IN
           CASH AND CASH EQUIVALENTS                                       (1,735,000)          37,000


CASH AND CASH EQUIVALENTS, beginning of period                              1,801,000           20,000
                                                                          -----------      -----------


CASH AND CASH EQUIVALENTS, end of period                                  $    66,000      $    57,000
                                                                          ===========      ===========
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
   Cash paid during the periods for:
      Interest                                                            $    14,000      $        --
                                                                          ===========      ===========
      Income taxes                                                        $        --      $        --
                                                                          ===========      ===========

SUPPLEMENTAL SCHEDULE OF NON-CASH INVESTING AND FINANCING ACTIVITIES:

   Capital leases entered into to acquire computer equipment              $   132,000      $        --

   Conversion of debt to common stock
             Long-term debt                                                    65,000          297,000
             Accrued interest payable                                          50,000          159,000

   Common stock issued as compensation to former employee
             10,000 shares of common stock                                     38,000               --

   Capital contributed by shareholder for release of liability                                 175,000

See notes to the consolidated financial statements.

                                       F3

LEGAL CLUB OF AMERICA CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
FOR THE PERIODS ENDED DECEMBER 31, 1999 AND 1998

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      ORGANIZATION AND BASIS OF PRESENTATION

               Legal Club of America Corporation resulted from the merger of And Justice for All, Inc. (d/b/a Legal Club of America) and Bird-Honomichl, Inc. on October 16, 1998. The financial information prior to the date of the merger is that of And Justice for All, Inc. Legal Club of America Corporation and its subsidiaries are collectively referred to as the "Company".

               The Company is a membership organization that provides a broad range of services to its subscribers. The Company has established a network of over 7,000 attorneys in all 50 states who have contracted to provide both individuals and small business owners with a variety of free and deeply discounted legal services. Membership provides a subscriber with access to the Company's attorney network and/or assistance in finding an attorney with a particular specialty. The assigned attorney is paid directly by the subscriber. The Company receives fees for membership, pays commissions to its agents, builds and maintains its attorney network, and markets its plan to prospective new members.

               The accompanying unaudited consolidated financial statements have been prepared in accordance with generally accepted accounting principles for interim financial statements, and the applicable regulations of the Securities and Exchange Commission (SEC). Accordingly, they do not include all the information and footnotes required under generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring entries) considered necessary for a fair presentation have been included. Operating results for the three and six months ended December 31, 1999, is not necessarily indicative of the results expected for the year ending June 30, 2000. The Company has received certain accounting comments from the SEC in conjunction with the Company's Form 10-SB, Amendment #1, as filed with the SEC on December 29, 1999. The Company is in the process of responding to the comments, and has incorporated on these financial statements recommended changes. However, the information presented herein may be amended based on the results of the SEC review of this Form 10-SB (Amendment #2). See "Going Concern Considerations", below.

      GOING CONCERN CONSIDERATIONS

               The Company's unaudited financial statements contemplate the realization of assets and the settlement of liabilities and commitments in the normal course of business. The Company has incurred cumulative losses since inception, has funded operations through investor capital, and has yet to generate meaningful revenues (as compared to its expenses) from its primary operating activities. In addition, the Company is in default on certain of its debt agreements. At December 31, and June 30, 1999, the Company's debt agreements in default amounted to $151,000 and $216,000, respectively. Management recognizes that the Company must generate additional resources and attain profitable operations to enable it to continue in business. Management is planning to obtain additional equity capital through the conversion of debt and also by the issuance of common stock and preferred stock for cash pursuant to equity offerings (see Notes 2 and 3). The realization of assets and satisfaction of liabilities in the normal course of business is dependent upon the Company's raising additional equity capital and ultimately reaching profitable operations. However, no assurances can be given that the Company will be successful in these activities. Should any of these events not occur, the accompanying unaudited financial statement will be materially affected.

                                       F4

      REVENUE RECOGNITION AND CREDIT RISKS

               In July 1999, the Company started service to a new customer group, consisting of employers. Revenue from this service is recognized in the period services are provided to the employees in these groups. A reserve is provided for management's estimate of uncollectible fees from employers. Revenues from all other customer based services are recognized in the period the services are provided. The Company fully reserves for uncollected membership fees, as the predictability of their collection is highly uncertain. Collected membership fees which are subject to refund are recorded as deferred revenues.

      INCOME TAXES

               All deferred taxes created by net operating losses are offset in their entirety by a deferred tax asset valuation allowance.

      RECLASSIFICATION

               Certain amounts have been reclassified in the 1998 financial statements to conform with 1999 presentation.

NOTE 2 - LONG-TERM OBLIGATIONS

               At December 31 and June 30, 1999, long-term debt and capital leases consist of the following:

                                                                                   December 31,   June 30,
                                                                                       1999         1999
                                                                                   (Unaudited)
                                                                                   -----------  ------------
Term loans with various maturity dates through 1998. Interest rates range from
12% to 15% plus an additional interest payment of 20% on the principal amount at
maturity. Interest only is payable monthly during the terms of the loans             $151,000     $216,000

Term loans from a stockholder, principal plus accrued interest of 9% and
12% are payable at various maturity dates on or before August 2000                     83,000       83,000

Capital leases with terms from three to five years, with interest rates
ranging from 10% to 11%                                                               116,000           --

Term loan from shareholder, principal plus accrued interest of 7%, payable
April 27, 2000                                                                         50,000           --

Refinanced term loans during 1999:
/bullet/ Payable in monthly installments of $5,000, including interest at a
         rate of 6%, through September 2000                                            43,000       71,000
/bullet/ Payable in monthly installments of $12,250, including interest at
         a rate of 8%, through March 2001                                             173,000      239,000
                                                                                     --------     --------
Total long-term obligations                                                           616,000      609,000
Less:  Current portion                                                                453,000      451,000
                                                                                     --------     --------
          Long-term obligations, less current portion                                $163,000     $158,000
                                                                                     ========     ========

                                       F5

               The total principal amount of the term loans with maturity dates through 1998, have been classified as current since the Company is in default with respect to certain principal and interest payments. Some of the term loans were refinanced during 1999 and are presented separately under refinanced loans.

               During the six months ended December 31, 1999, terms notes totaling $65,000, and accrued interest payable on such notes of $50,000 were converted to 36,423 shares of the Company's common stock. During the same period in 1998, term notes and accrued interest payable of $297,000 and $159,000, respectively, were converted to 151,062 shares of the Company's common stock

               Interest expense for the three and six months ended December 31, 1999, totaled $16,000 and $35,000, respectively. Interest expense for the three and six months ended December 31, 1998, amounted to $15,000 and $49,000, respectively.

NOTE 3 - CAPITAL STOCK

               During the six months ended December 31, 1999, the Company designated 26,000 shares of its authorized 1,000,000 preferred shares with a par value of $0.0001 as "Series B Convertible Preferred Stock" (Series B stock). Through December 31, 1999, the Company sold, 1,160 shares of the Series B stock through a private placement offering memorandum for $290,000. There were approximately $31,000 of expenses associated with the issuance. See Note 6.

               Each share of Series B stock is convertible into one hundred shares of common stock which entitles the holder to receive dividends, if declared by the Company's Board of Directors on the common stock, and to vote, as if the Series B stock had been converted to common stock on the record date. The Series B stock holders, have a liquidation preference of $250 per share and have priority over the holders of common stock, but are subordinated to holders of the Company's Series A Convertible Preferred Stock. All Series B stock converts to common stock in 2002, if not previously converted by the holders.

               Brokers, authorized by the Company, who participated in the Series B stock offering are entitled to receive a warrant to purchase an amount of common stock equal to 10% of the common equivalent shares place by the broker, at a per share price equal to 125% of the price paid by the investors in the offering, in addition to a 10% fee. There are 116,000 warrants due to be issued associated with the Series B stock offering through December 31, 1999 and $29,000 of fees to be paid.

               During the six months ended December 31, 1999, the Company issued 250,000 shares of common stock for $250,000 cash, pursuant to a private placement offering and 10,000 shares valued at $38,000 were issued, as compensation to a former employee.

               Terms notes totaling $65,000, and accrued interest payable on such notes of $50,000 were converted to 36,423 shares of the Company's common stock during the six months ended December 31, 1999. During the same period in 1998, term notes and accrued interest payable of $297,000 and $159,000, respectively, were converted to 151,062 shares of the Company's common stock

                                       F6

NOTE 4 - COMMITMENTS AND CONTINGENCIES

      LEGAL PROCEEDINGS

               From time to time, the Company is exposed to claims, legal actions, and regulatory actions in the normal course of business, some of which are initiated by the Company. At December 31, 1999, management believes that any such outstanding issues, except for the Bernstein matter discussed below, will be resolved without further impairing the financial condition of the Company.

               The Company filed an action styled LegalClub.com, Inc. v. Bernstein in August 1999 in the Broward County Circuit Court. This case presents a claim against Howard S. Bernstein for the rescission of certain stock issuances we made to him at the time of our formation, as well as a claim for slander. The rescission claim relates to Mr. Bernstein's alleged failure to perform under the agreement pursuant to which the Company issued shares to him. We are seeking to recover such shares. The slander claims seek recovery for various damaging statements that we believe Mr. Bernstein made to members of the investment banking community. Mr. Bernstein has filed counterclaims against the Company, seeking monetary relief of approximately $200,000, plus attorneys' fees, for salary and other compensation allegedly due from the Company to Mr. Bernstein. Mr. Bernstein has also advised that he may file an amended counterclaim to seek greater damages, although he has not filed such an amended counterclaim. The Company intends to vigorously prosecute its claims against Mr. Bernstein and to vigorously defend against Mr. Bernstein's counterclaims. At the present time, it is too early in the litigation to assess with any degree of certainty the likelihood of success of either the Company's or Mr. Bernstein's claims; consequently, no accrual for any loss or gain has been included in the accompanying financial statements.

               An action styled Merin, Hunter, Codman, Inc. v. Legal Club of America Corp. was filed in September 1999, in the Broward County Circuit Court, in which Merin, Hunder, Codman, Inc. is seeking to recover brokerage commissions allegedly due to it in connection with the Company's search for premises to lease as its headquarters. The Company maintains that the subject brokerage agreement with this entity was terminated and that no commissions are owed. At this time, Merin, Hunter, Codman has not alleged the amount of its claim, stating only that the amount exceeds $15,000, which is the jurisdictional requirement for the Court in this action. It is too early in this litigation to determine the likelihood of success on Merin, Hunter, Codman's claims.

               The Company had received a letter from the Florida Department of Insurance stating that the Company should be regulated as a legal expense insurer. The Company contested this position and recently received a favorable order from the State of Florida Division of Administrative Hearings stating that our Company, as currently conducting business, is not subject to regulation by the Department of Insurance as a legal expense insurer. The determination in Florida does not preclude any other state or government agency from taking the position that the Company should be regulated in such manner, which it were to occur, could have a material adverse impact on our financial condition.

NOTE 5 - NET LOSS PER COMMON SHARE

               For the three and six months ended December 31, 1999 and 1998, basic and diluted weighted average common shares include only common shares outstanding since any common share equivalents would be anti-dilutive. A reconciliation of the number of common shares shown as outstanding in the consolidated financial statements with the number of shares used in the computation of weighted average common shares outstanding is as follows:

                                       F7

--------------------------------------------------------------------------------------------------
                                        Three Months Ended                 Six Months Ended
                                   -----------------------------     -----------------------------
                                   December 31,     December 31,     December 31,     December 31,
                                       1999             1998             1999             1998
                                   -----------      -----------      -----------      ------------
Common shares outstanding           18,834,960       16,967,379       18,834,960       16,967,379
Effect of weighting                   (192,025)      (2,356,640)        (243,629)      (2,864,588)
                                   -----------      -----------      -----------      ------------
Weighted average common shares
outstanding                         18,642,935       14,610,739       18,591,331       14,102,791
                                   ===========      ===========      ===========      ============

              Weighted average common stock equivalents that would dilute basic earnings per share in the future, but were not included in the computation of diluted earnings per share because of their anti-dilutive effect on net losses incurred during the three and six months ended December 31, 1999 and 1998 include the following:




                                           Three Months Ended           Six Months Ended
                                       --------------------------  --------------------------
                                       December 31,  December 31,  December 31,  December 31,
                                          1999          1998          1999          1998
                                       ------------  ------------  ------------  ------------
Common stock options                      658,790        83,333       520,656        83,333
Series A convertible preferred stk      2,777,800            --     2,777,800            --
Series B convertible preferred stk      4,875,000            --     2,437,500            --
Warrants relating to  issuance of-
    Common stock                        1,050,000            --       980,435            --
    Series B preferred stock               19,500            --         9,750            --

NOTE 6 - SUBSEQUENT EVENT

                  In January 2000, the Company issued an additional 11,000 shares of the Series B stock through a private placement offering memorandum for $2,750,000. There are 1,100,000 warrants due to be issued associated with these additional Series B shares and $275,000 of fees to be paid. See Note 3.


                                       F8

                          INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Legal Club of America Corporation

We have audited the accompanying consolidated balance sheets of Legal Club of America Corporation, Inc. and its subsidiaries (collectively, the "Company") as of June 30, 1999 and 1998, and the related consolidated statements of operations, stockholders' equity (deficit), and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of June 30, 1999 and 1998, and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.

The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company's accumulated deficit and continuing losses from operations raise substantial doubt about its ability to continue as a going concern. In addition, the Company is in default on certain debt agreements. Management's plans in regard to these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

                                              /s/ Ahearn, Jasco + Company, P.A.
                                              ----------------------------------
                                              AHEARN, JASCO + COMPANY, P.A.
                                              Certified Public Accountants

Pompano Beach, Florida
October 28, 1999

                                       F9

               LEGAL CLUB OF AMERICA CORPORATION AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEETS
                             JUNE 30, 1999 AND 1998

                                                                            1999             1998
                                                                        -----------      -----------
                            ASSETS

CURRENT ASSETS:
   Cash and cash equivalents                                            $ 1,801,000      $    20,000
   Prepaid expenses                                                          86,000           15,000
   Advances and other                                                        39,000           16,000
                                                                        -----------      -----------
             TOTAL CURRENT ASSETS                                         1,926,000           51,000

PROPERTY AND EQUIPMENT, net                                                 189,000           27,000
OTHER ASSETS                                                                  5,000            5,000
                                                                        -----------      -----------
             TOTAL                                                      $ 2,120,000      $    83,000
                                                                        ===========      ===========

         LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)

CURRENT LIABILITIES:
   Current portion of long-term debt                                    $   451,000      $   894,000
   Interest payable                                                         163,000          488,000
   Accounts payable and accrued liabilities                                 540,000          449,000
   Deferred revenues                                                         99,000           13,000
                                                                        -----------      -----------
             TOTAL CURRENT LIABILITIES                                    1,253,000        1,844,000
                                                                        -----------      -----------
LONG-TERM DEBT, less current portion                                        158,000           97,000
                                                                        -----------      -----------
COMMITMENTS AND CONTINGENCIES


STOCKHOLDERS' EQUITY (DEFICIT):
   Preferred stock, $0.0001 par value; 1,000,000 shares authorized;
     40,000 shares designated Series A; issued and outstanding:
     27,778 shares of Series A in 1999; none in 1998                             --               --
   Common stock, $0.0001 par value; 50,000,000 shares
     authorized; shares issued and outstanding: 18,539,726 in
     1999 and 12,890,037 in 1998                                              2,000            1,000
   Additional paid-in capital                                             8,374,000        2,942,000
   Deficit                                                               (7,234,000)      (4,392,000)

   Stock subscriptions, including interest receivable                      (433,000)        (409,000)
                                                                        -----------      -----------
             STOCKHOLDERS' EQUITY (DEFICIT), NET                            709,000       (1,858,000)
                                                                        -----------      -----------
             TOTAL                                                      $ 2,120,000      $    83,000
                                                                        ===========      ===========

               See notes to the consolidated financial statements.

                                       F10

               LEGAL CLUB OF AMERICA CORPORATION AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                   FOR THE YEARS ENDED JUNE 30, 1999 AND 1998

                                                       1999             1998
                                                  ------------     ------------
REVENUES:
   Membership fee income                          $    935,000     $    116,000
                                                  ------------     ------------
OPERATING EXPENSES:
   Payroll and employee benefits                     1,353,000          334,000
   Communications                                    1,398,000          232,000
   Services performed for common stock                      --          298,000
   Professional fees                                   616,000          241,000
   Office, administrative, and general                 320,000          143,000
   Occupancy                                            56,000           33,000
   Equipment costs and depreciation                     39,000           19,000
                                                  ------------     ------------
          TOTAL OPERATING EXPENSES                   3,782,000        1,300,000
                                                  ------------     ------------
          LOSS FROM OPERATIONS                      (2,847,000)      (1,184,000)
                                                  ------------     ------------
OTHER INCOME (EXPENSE):
   Other income, net                                    67,000           26,000
   Loss on disposition of investments                       --          (94,000)
   Interest expense                                    (62,000)        (137,000)
                                                  ------------     ------------
          OTHER INCOME (EXPENSE), NET                    5,000         (205,000)
                                                  ------------     ------------
          NET LOSS                                $ (2,842,000)    $ (1,389,000)
                                                  ============     ============

LOSS PER COMMON SHARE:
   Basic and diluted                              $      (0.17)    $      (0.15)
                                                  ============     ============
   Weighted average common shares outstanding       16,327,628        9,189,051
                                                  ============     ============

               See notes to the consolidated financial statements.

                                       F11

                                                                     Common         SERIES A   Preferred    Additional
                                                     COMMON        Stock, at       PREFERRED   Stock, at     Paid-in
                                                     SHARES        par value         SHARES    par value     Capital
                                                  ----------      -----------      ---------   ---------   -----------
STOCKHOLDERS' DEFICIT, July 1, 1997                7,362,512      $     1,000            --     $   --     $ 1,363,000

Common stock issued for the conversion
 of debt and accrued interest                         49,175               --            --         --         116,000

Stock issued pursuant to subscription
 agreements                                        1,200,000               --            --         --         396,000

Accrued interest on subscription agreements

Issuance of stock for cash                         3,376,211               --            --         --         769,000

Issuance of stock for services                       902,139               --            --         --         298,000

Net loss for the year ended June 30, 1998                 --               --            --         --              --
                                                  ----------      -----------        ------     ------     -----------
STOCKHOLDERS' DEFICIT, June 30, 1998              12,890,037            1,000            --         --       2,942,000

Common stock issued for the conversion
 of debt and accrued interest                        211,540               --            --         --         634,000

Issuance of common stock for cash                  5,438,149            1,000            --         --       2,123,000

Issuance of preferred stock for cash                      --               --        27,778         --       2,500,000

Capital contributed by shareholder (Note 10)                                                                   175,000

Accrued interest on subscription agreements

Net loss for the year ended June 30, 1999                 --               --            --         --              --
                                                  ----------      -----------        ------     ------     -----------
STOCKHOLDERS' EQUITY (DEFICIT),
 June 30, 1999                                    18,539,726      $     2,000        27,778     $   --     $ 8,374,000
                                                  ==========      ===========        ======     ======     ===========
                                                                      Stock        Stockholders'
                                                                   Subscription   Equity (Deficit),
                                                    Deficit         Receivable          net
                                                  -----------      ------------   ----------------
STOCKHOLDERS' DEFICIT, July 1, 1997               $(3,003,000)     $        --      $(1,639,000)

Common stock issued for the conversion
 of debt and accrued interest                              --               --          116,000

Stock issued pursuant to subscription
 agreements                                                --         (396,000)              --

Accrued interest on subscription agreements                            (13,000)         (13,000)

Issuance of stock for cash                                 --               --          769,000

Issuance of stock for services                             --               --          298,000

Net loss for the year ended June 30, 1998          (1,389,000)              --       (1,389,000)
                                                  -----------      -----------      -----------
STOCKHOLDERS' DEFICIT, June 30, 1998               (4,392,000)        (409,000)      (1,858,000)

Common stock issued for the conversion
 of debt and accrued interest                              --               --          634,000

Issuance of common stock for cash                          --               --        2,124,000

Issuance of preferred stock for cash                       --               --        2,500,000

Capital contributed by shareholder (Note 10)                                            175,000

Accrued interest on subscription agreements                            (24,000)         (24,000)

Net loss for the year ended June 30, 1999          (2,842,000)              --       (2,842,000)
                                                  -----------      -----------      -----------
STOCKHOLDERS' EQUITY (DEFICIT),
 June 30, 1999                                    $(7,234,000)     $  (433,000)     $   709,000
                                                  ===========      ===========      ===========

               See notes to the consolidated financial statements.

                                       F12

               LEGAL CLUB OF AMERICA CORPORATION AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                   FOR THE YEARS ENDED JUNE 30, 1999 AND 1998

                                                            1999             1998
                                                        -----------      -----------
CASH FLOWS FROM OPERATING ACTIVITIES:
   Net loss                                             $(2,842,000)     $(1,389,000)
   Adjustments to reconcile net loss to net cash
    used in operating activities:
      Depreciation and amortization                          26,000           20,000
      INTEREST DUE ON STOCK SUBSCRIPTIONS                   (24,000)         (13,000)
      Loss on disposition of investments                         --           94,000
      Services performed for common stock                        --          298,000
      Changes in certain assets and liabilities:
         Prepaid expenses                                   (71,000)         (16,000)
         Advances and other                                 (23,000)          (5,000)
         Interest payable                                   (49,000)         116,000
         Accounts payable and accrued liabilities           266,000            3,000
         Deferred revenues                                   86,000           13,000
                                                        -----------      -----------
          NET CASH USED IN OPERATING ACTIVITIES          (2,631,000)        (879,000)
                                                        -----------      -----------
CASH FLOWS FROM INVESTING ACTIVITY - Purchases
 of property and equipment                                 (188,000)          (9,000)
                                                        -----------      -----------
CASH FLOWS FROM FINANCING ACTIVITIES:
   Proceeds from long-term debt                              75,000           86,000
   Repayments of long-term debt                             (99,000)          (4,000)
   Issuances of common and preferred stock                4,624,000          769,000
                                                        -----------      -----------
          NET CASH PROVIDED BY FINANCING ACTIVITIES       4,600,000          851,000
                                                        -----------      -----------
          NET INCREASE (DECREASE) IN
           CASH AND CASH EQUIVALENTS                      1,781,000          (37,000)

CASH AND CASH EQUIVALENTS, beginning of year                 20,000           57,000
                                                        -----------      -----------
CASH AND CASH EQUIVALENTS, end of year                  $ 1,801,000      $    20,000
                                                        ===========      ===========

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
   Cash paid during the year for:
      Interest                                          $    45,000      $    16,000
                                                        ===========      ===========
      Income taxes                                      $        --      $        --
                                                        ===========      ===========


SUPPLEMENTAL SCHEDULE OF NON-CASH INVESTING AND FINANCING ACTIVITIES:
            During the years ended June 30, 1999 and 1998, $634,000 and $116,000, respectively, of debt and accrued interest were converted to common stock.
            During 1999: a shareholder contributed to the company a $175,000 obligation owed to him as capital.
            During 1998: marketable securities were transferred to a creditor in full satisfaction of a $240,000 obligation, 2) subscribed stock was issued for promissory notes totaling $396,000, and 3) common stock with an assigned value of $298,000 was issued in exchange for services rendered.


               See notes to the consolidated financial statements.

                                       F13

               LEGAL CLUB OF AMERICA CORPORATION AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   FOR THE YEARS ENDED JUNE 30, 1999 AND 1998

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      ORGANIZATION AND BASIS OF PRESENTATION

               Legal Club of America Corporation resulted from the merger of And Justice for All, Inc. (d/b/a Legal Club of America) and Bird-Honomichl, Inc. on October 16, 1998 (see note 8). Bird-Honomichl, Inc. was incorporated in Colorado on July 23, 1991. And Justice for All, Inc. was incorporated in Florida on January 22, 1996. The operations of And Justice for All, Inc. commenced on February 28, 1996; Bird-Honomichl, Inc. was a non-operating entity prior to the merger. The financial information prior to the date of the merger is that of And Justice for All, Inc.

               The consolidated financial statements are presented following the elimination of any intercompany balances and transactions. Legal Club of America Corporation and its subsidiaries are collectively referred to as the "Company".

               The Company is a membership organization that provides a broad range of services to its subscribers. The Company has established a network of over 6,100 attorneys in all 50 states who have contracted to provide both individuals and small business owners with a variety of free and deeply discounted legal services. Membership provides a subscriber with access to the Company's attorney network and/or assistance in finding an attorney with a particular specialty. The assigned attorney is paid directly by the subscriber. The Company receives fees for membership, pays commissions to its agents, builds and maintains its attorney network, and markets its plan to prospective new members.

               The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

      GOING CONCERN CONSIDERATIONS

               The Company's financial statements have been prepared on a going concern basis which contemplates the realization of assets and the settlement of liabilities and commitments in the normal course of business. The Company has incurred cumulative losses since inception, has funded operations through investor capital, and has yet to generate meaningful revenues (as compared to its expenses) from its primary operating activities. In addition, the Company is in default on certain of its debt agreements. Management recognizes that the Company must generate additional resources and attain profitable operations to enable it to continue in business. Management is planning to obtain additional equity capital through the conversion of debt and also by the issuance of common stock for cash pursuant to equity offerings. The realization of assets and satisfaction of liabilities in the normal course of business is dependent upon the Company's raising additional equity capital and ultimately reaching profitable operations. However, no assurances can be given that the Company will be successful in these activities. Should any of these events not occur, the accompanying financial statement will be materially affected.

      REVENUE RECOGNITION AND CREDIT RISKS

               Revenue is recognized in the period services are provided to its members. Uncollected membership fees due from individuals are fully allowanced as to their ultimate realization, as the predictability of their collection is highly uncertain. Collected membership fees which are subject to refund are recorded as deferred revenues.

                                       F14

               LEGAL CLUB OF AMERICA CORPORATION AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   FOR THE YEARS ENDED JUNE 30, 1999 AND 1998

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

      PROPERTY AND EQUIPMENT

               Property and equipment is recorded at cost and depreciated using accelerated methods over the estimated useful lives of the assets. Expenditures for routine maintenance and repairs are charged to expense as incurred.

      INCOME TAXES

               The Company accounts for income taxes in accordance with the Statement of Financial Accounting Standards No. 109 (SFAS No. 109), "Accounting for Income Taxes." Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences, operating loss carryforwards, and tax credit carryforwards, and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

      NET LOSS PER COMMON SHARE

               The Company has adopted SFAS No. 128, "Earnings Per Share." SFAS 128 requires companies with complex capital structures or common stock equivalents to present both basic and diluted earnings per share ("EPS") on the face of the income statement. Basic EPS is calculated as income available to common stockholders divided by the weighted average number of common shares outstanding during the period. Diluted EPS is calculated using the "if converted" method for common share equivalents such as convertible securities and options and warrants.

      CASH AND CASH EQUIVALENTS

               Cash and cash equivalents include highly liquid investments purchased with an original maturity of three months or less. At times, cash balances may be held at financial institutions in excess of federally insured limits.

      ADVERTISING

               The costs of advertising, promotion, and marketing programs are charged to operations in the year incurred. Expenses for these programs totaled $1,069,279 and $87,304 for the years ended June 30, 1999 and 1998.

      FAIR VALUE OF FINANCIAL INSTRUMENTS

               Cash, receivables, and accounts payable and accrued liabilities are reflected in the balance sheet at historical cost, which approximates fair value because of the short-term maturity of those instruments.

      STOCK BASED COMPENSATION

               In October 1995, the Financial Accounting Standards Board (FASB) issued Statement No. 123, "Accounting for Stock-Based Compensation" (SFAS No. 123). SFAS No. 123 encourages, but

                                       F15

               LEGAL CLUB OF AMERICA CORPORATION AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   FOR THE YEARS ENDED JUNE 30, 1999 AND 1998

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

      does not require, companies to record compensation plans at fair value. The Company has chosen, in accordance with the provision of SFAS No. 123, to apply Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued Employees" (APB 25) for its stock plans. Under APB 25, if the exercise price of the Company's stock options is less than the market price of the underlying stock on the date of grant, the Company must recognize compensation expense. SFAS No. 123 has been adopted for disclosure purposes only and will not impact the Company's financial position, annual operating results, or cash flows.

               For transactions with other than employees in which services were performed in exchange for stock, the transactions were recorded on the basis of the fair value of the services received or the fair value of the equity instrument issued, whichever was more readily measurable.

      RECLASSIFICATION

               Certain amounts have been reclassified in the 1998 financial statements to conform with the 1999 presentation.

      STATEMENT OF COMPREHENSIVE INCOME

               A statement of comprehensive income has not been included, per SFAS No. 130, "Reporting Comprehensive Income," as the Company has no items of other comprehensive income.

NOTE 2 - PROPERTY AND EQUIPMENT, NET

               Property and equipment consists of the following at June 30, 1999 and 1998:

                                            1999         1998
                                          --------     --------
Office equipment                          $ 34,000     $ 29,000
Computer equipment                          78,000        4,000
Computer software                          111,000        4,000
Leasehold improvements                       2,000           --
                                          --------     --------
          Total cost                       225,000       37,000
Less:  Accumulated depreciation             36,000       10,000
                                          --------     --------
          Property and equipment, net     $189,000     $ 27,000
                                          ========     ========

               Depreciation expense totaled $26,000 and $7,000 for the years ended June 30, 1999 and 1998, respectively.

                                       F16

               LEGAL CLUB OF AMERICA CORPORATION AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   FOR THE YEARS ENDED JUNE 30, 1999 AND 1998

NOTE 3 - ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

               Accounts payable and accrued liabilities at June 30, 1999 and 1998 consist of the following:

                                              1999         1998
                                            --------     --------
Accounts payable                            $349,000     $226,000
Accrued payroll and related taxes             93,000       34,000
Accrued liabilities to related parties:
   Accrued officers' salaries                 94,000      175,000
   Accrued interest                               --       10,000
   Other                                       4,000        4,000
                                            --------     --------
          Total                             $540,000     $449,000
                                            ========     ========

NOTE 4 - LONG-TERM DEBT

               Long-term debt consists of the following at June 30, 1999 and 1998:

                                                                                  1999         1998
                                                                                --------     --------
Term loans with various maturity dates through 1998. Interest rates range from 12% to 15% plus an additional interest payment of 20%
of the principal amount at maturity. Interest only is payable monthly during the term of the loans. The total principal amount has been classified as currently due since the Company is in default with respect to certain principal and interest payments. Some of the term
loans have been refinanced during 1999 and are presented separately below       $216,000     $879,000

Term loans from a stockholder, principal plus accrued interest of 9%
and 12% are payable at various maturity dates on or before August 2000            83,000       88,000

Refinanced term loans during 1999 (see above):

/bullet/ Payable in monthly installments of $5,000, including interest at a
         rate of 6%, through September 2000                                       71,000           --
/bullet/ Payable in monthly installments of $12,250, including interest at
         a rate of 8%, through March 2001                                        239,000           --

Other debt, repaid in 1999                                                            --        5,000

Unsecured term loans from stockholders, with interest at 8.5% to 9%                   --       19,000
                                                                                --------     --------
Total long-term debt                                                             609,000      991,000
Less:  Current portion                                                           451,000      894,000
                                                                                --------     --------
          Long-term debt, less current portion                                  $158,000     $ 97,000
                                                                                ========     ========

               Maturities of long-term debt subsequent to June 30, 1999 are as follows: $451,000 in 2000 and $158,000 in 2001.

               Interest expense for the years ended June 30, 1999 and 1998 totaled $62,000 and $137,000, respectively.

                                       F17

               LEGAL CLUB OF AMERICA CORPORATION AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   FOR THE YEARS ENDED JUNE 30, 1999 AND 1998

NOTE 5 - INCOME TAXES

               A summary of the provision for income taxes for the years ended June 30, 1999 and 1998 is as follows:

                                                           1999          1998
                                                        ---------     ---------
               Currently payable                        $      --     $      --
               Deferred tax benefit                      (995,000)     (486,000)
               Less:  Valuation allowance                 995,000       486,000
                                                        ---------     ---------
                         Provision for income taxes     $      --     $      --
                                                        =========     =========


               The Company's deferred tax asset consists of the following at June 30, 1999 and 1998:

                                                                          1999             1998
                                                                      -----------      -----------
      Deferred tax asset:
         Available federal and state net operating loss carryover     $ 1,865,000      $   870,000
         Less: Valuation allowance                                     (1,865,000)        (870,000)
                                                                      -----------      -----------
                Net deferred tax asset                                $        --      $        --
                                                                      ===========      ===========

               There are no significant deferred tax liabilities. The Company has used an estimated combined federal and state effective tax rate of 35% for all deferred tax computations.

               The Company has recorded a valuation allowance in accordance with the provisions of SFAS No. 109 to reflect the estimated amount of deferred tax assets that may not be realized. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible.

               For income tax purposes, through its December 31, 1998 tax returns, the Company has tax net operating loss carryovers ("NOL's") of approximately $2,911,000, expiring at various dates through 2013. Tax NOL's after December 31, 1998 have not yet been computed. Certain provisions of the tax law may limit the net operating loss carryforwards available for use in any given year in the event of a significant change in ownership interest. There have already been significant changes in stock ownership; however, management believes that an ownership change has not yet occurred which would cause the net operating loss carryover to be limited.

NOTE 6 - CAPITAL STOCK

               The Company's authorized capital stock at June 30, 1999 consisted of 1,000,000 shares of preferred stock and 50,000,000 shares of common stock, respectively, at a par value of $0.0001 per share. During the year ended June 30, 1999, the Company issued a total of 5,649,689 shares of its common stock under equity investment agreements and debt-to-equity conversion agreements, and for cash pursuant to a Reg. D private placement offering memorandum. During the year ended June 30, 1998, the Company converted $76,000 of term loans assumed at the time of acquisition that includes $21,000 of accrued interest and $40,000 of other debt for 49,175 common shares. Also in 1998, the Company issued 4,278,350 common shares for various kinds of compensation and for private offerings pursuant to Reg D.

                                       F18

               LEGAL CLUB OF AMERICA CORPORATION AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   FOR THE YEARS ENDED JUNE 30, 1999 AND 1998

NOTE 6 - CAPITAL STOCK (continued)

               During 1999, the Company amended its articles of incorporation to authorize 1,000,000 preferred shares at a $0.0001 par value; 40,000 of these preferred shares are designated as "Series A Convertible Preferred Stock". Thereafter, the Company issued a total of 27,778 shares of its Series A preferred stock for a cash payment of $2,500,000.

               The board of directors has the authority to issue the preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions of the preferred stock, including dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, redemption prices, liquidation preferences and the number of shares constituting any series or the designation of any series, without further vote or action by the shareholders. The issuance of preferred stock with voting and conversion rights may adversely affect the voting power of the holders of common stock, including the loss of voting control to others.

               Holders of the Series A Convertible Preferred Stock have the following rights and preferences and are subject to the following terms:

               The holders have a right to convert each share of their Series A preferred stock, at any time, into one hundred shares of common stock, subject to certain adjustments;

               The holders are entitled to receive dividends as and if declared by the board of directors on the common stock, and in such amount that such holders would have received had they converted their Series A preferred stock to common stock on the record date;

               The holders have priority over the holders of the common stock in the event of a liquidation, dissolution or winding up; and

               The holders are entitled to vote, as a class with the holders of the common stock, such number of votes as they would have been entitled to had they converted their Series A preferred stock to common stock on the record date.

               The Company has the right to redeem some or all of the Series A preferred stock at any time after January 31, 2002 at a price of $90 per share, plus all accrued dividends, if any.

NOTE 7 - STOCK OPTION PLAN AND WARRANTS

               In 1997, the Company established a stock option plan (the "Plan") and issued stock options to key employees and directors. The Plan expires on October 31, 2007. The Company has authorized and reserved 2,000,000 shares of its common stock for this Plan. At the date of each option grant, the Board of Directors of the Company has the sole discretion to set option terms, including whether the option is an incentive option, the option price per share, and its duration. Outstanding options until fully vested are contingent upon continued service.

               SFAS No. 123 requires entities that account for awards for stock-based compensation to employees in accordance with APB 25 to present pro forma disclosures of results of operations and earnings per share as if compensation cost was measured at the date of grant based on the fair value of the award. The fair value for these options was estimated at the date of grant using a Black-Scholes options pricing model with the following weighted-average assumptions: a risk-free interest rate of 6%, no dividend yield, a volatility factor of the expected market price of the Company's common stock of 94% in 1999 and 26% in 1998 and a weighted-average expected life of the option of eight years in 1999 and nine years in 1998. The fair value per option was approximately $0.95 at June 30, 1999 and $0.19 at June 30, 1998.

                                       F19

               LEGAL CLUB OF AMERICA CORPORATION AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   FOR THE YEARS ENDED JUNE 30, 1999 AND 1998

NOTE 7 - STOCK OPTION PLAN AND WARRANTS (continued)

               The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

               For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. The Company's net loss and net loss per share would have increased to the pro forma amounts for the years ended June 30, 1999 and 1998, as follows:

                                                          1999               1998
                                                     -------------      -------------
          Net loss:
             As reported                             $  (2,842,000)     $  (1,389,000)
             Pro forma                                  (3,029,000)        (1,405,000)
          Net loss per share (basic and diluted)
             As reported                             $       (0.17)     $       (0.15)
             Pro forma                                       (0.19)             (0.15)

               The pro forma amounts may not be representative of the future effects on reported net income and earnings per share that will result from the future granting of stock options since future pro forma compensation expense may be allocated over the periods in which options become exercisable and new option awards may be granted each year.

               The following table presents the Company's stock option activity for 1999 and 1998:

                                                            Optioned   Weighted-Average
                                                             Shares     Exercise Price
                                                            --------   ----------------
          Outstanding at July 1, 1997                             --        $0.00
          Issued in 1998                                     275,000         0.33
                                                             -------        -----
                    Options outstanding at June 30, 1998     275,000         0.33

          Issued in 1999                                     120,000         0.33
          Issued in 1999                                      15,000         4.00
          Issued in 1999                                     167,523         4.19
                                                             -------        -----
                    Options outstanding at June 30, 1999     577,523         0.46
                                                             =======        =====

               All of the options outstanding at June 30, 1999 and 1998 expire on November 1, 2007. Of the options outstanding at June 30, 1999, 259,189 are available for exercise by the option holder, including all 167,523 of the options issued with an exercise price of $4.19.

      WARRANTS

                During fiscal 1999, warrants for 1,050,000 shares at an exercise price varying from $0.90 to $2 per share were issued to non-employee investors as part of their investment consideration. The warrants have contractual lives of four to ten years. Since these warrants were issued with exercise prices at or above fair value, no book value was assigned to them at issuance.

                                       F20

               LEGAL CLUB OF AMERICA CORPORATION AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   FOR THE YEARS ENDED JUNE 30, 1999 AND 1998

NOTE 8 - MERGER

               On October 16, 1998, the Board of Directors of And Justice for All, Inc. ("AJFA") voted to authorize the purchase of 100% of the outstanding shares of AJFA by a publicly-held entity named Bird-Honomichl, Inc. ("BHI"). To complete the merger, BHI issued new shares of its common stock to the shareholders of AJFA in exchange for all of the outstanding stock of AJFA. Immediately subsequent to the merger, the shareholders of AJFA controlled approximately 87.57% of BHI. As a result of this merger, the business of AJFA is to be conducted within the legal entity, BHI. Prior to the merger, BHI was a non-operating entity. At the date of the merger, BHI had no assets or liabilities.

               Although BHI (renamed Legal Club of America Corporation) is the legal surviving entity, for accounting purposes, the merger is treated as a purchase business acquisition of BHI by AJFA (commonly called a reverse acquisition) and a recapitalization of AJFA. AJFA is the acquirer for financial reporting purposes because the former stockholders of AJFA received the larger portion of the common stockholder interests and voting rights in the combined enterprise when compared to the common stockholder interests and voting rights retained by the former BHI stockholders. As a result of this accounting treatment, AJFA will be recapitalized for financial reporting purposes to reflect the authorized stock of the legal surviving entity.

               Proforma information has not been presented for this merger, as it would not be meaningful since BHI had no operations prior to the merger. The shares outstanding of the Company, as well as other share and per share amounts, have been restated to July 1, 1997 to reflect the recapitalization as if a stock split had occurred at the beginning of the year. Shares issued to the former shareholders of AJFA at the time of the merger totaled 5,527,847. There were 1,834,665 shares of BHI outstanding prior to the merger.

NOTE 9 - COMMITMENTS AND CONTINGENCIES

      OPERATING LEASES

               The Company occupies its primary facility under a July 1999 operating lease which expires in June 2006. The lease calls for monthly payments which escalate to $17,000 at the end of the lease term. The Company is also responsible for its pro-rata share of the operating costs of the building.

               Future minimum lease payments for the above lease, as well as for other operating leases, are as follows:

                     Twelve Months
                    Ending June 30,
                    ---------------
                          2000               $  133,000
                          2001                  172,000
                          2002                  177,000
                          2003                  182,000
                          2004                  187,000
                       Thereafter               392,000
                                             ----------
                                             $1,243,000
                                             ==========

               Total rent expense was approximately $33,000 and $22,000 for the years ended June 30, 1999 and 1998, respectively.

                                       F21

               LEGAL CLUB OF AMERICA CORPORATION AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   FOR THE YEARS ENDED JUNE 30, 1999 AND 1998

NOTE 9 - COMMITMENTS AND CONTINGENCIES - (continued)

      LITIGATION

               From time to time, the Company is exposed to claims, legal actions, and regulatory actions in the normal course of business, some of which are initiated by the Company. At June 30, 1999, management believes that any such outstanding issues, except for the item below, will be resolved without further impairing the financial condition of the Company.

               The Company filed an action in August 1999 against Howard S. Bernstein for rescission of the Company's issuance of stock to him at the time of the Company's formation and for slander by Bernstein against the Company. The rescission claims relate to Bernstein's failure to perform under the agreement pursuant to which the Company issued shares to Mr. Bernstein and seeks to recover the shares issued to Bernstein by the Company. The slander claims seek recovery for various damaging statements that the Company alleges Mr. Bernstein made to members of the investment banking community. Bernstein has filed a counterclaim against the Company for breach of contract, seeking monetary relief of approximately $300,000 for salary and other compensation allegedly due from the Company to Bernstein. Management is uncertain as to the likelihood of success of the Company's claims or Bernstein's claims; consequently, no accrual for any loss or gain has been included in the accompanying financial statements.

NOTE 10 - RELATED PARTY TRANSACTIONS

               In December 1997, the Company issued 1,200,000 shares of its common stock to three existing shareholders in exchange for subscription agreements totaling $396,000. The subscription agreements bear interest at 6%. Accrued interest due from the shareholders amounted to $37,000 and $13,000, respectively, at June 30, 1999 and 1998, with the balance due from shareholders for the subscription obligation, including accrued interest receivable, totaling $433,000 and $409,000, at June 30, 1999 and 1998, respectively. Subsequent to June 30, 1999, the subscription agreement of one of the shareholders was assumed by another shareholder, along with the ownership of the common shares, and the accrued interest obligation.

               See Note 3 for a description of accrued liabilities owed to related parties.

               On October 28, 1998, A shareholderS contributed a $175,000 obligation due to him to the capital of the Company.

NOTE 11 - NET LOSS PER COMMON SHARE

               For the years ended June 30, 1999 and 1998, basic and diluted weighted average common shares include only common shares outstanding since any common share equivalents would be anti-dilutive. A reconciliation of the number of common shares shown as outstanding in the consolidated financial statements with the number of shares used in the computation of weighted average common shares outstanding is as follows:
      See next page.

                                       F22

               LEGAL CLUB OF AMERICA CORPORATION AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   FOR THE YEARS ENDED JUNE 30, 1999 AND 1998

NOTE 11 - NET LOSS PER COMMON SHARE - (continued)

                                                                     1999           1998
                                                                 -----------    -----------
          Common shares outstanding at June 30th                  18,539,726     12,890,037
          Effect of weighting                                     (2,212,098)    (3,700,986)
                                                                 -----------    -----------
                    Weighted average common shares outstanding    16,327,628      9,189,051
                                                                 ===========    ===========

               For the year ended June 30, 1998, the number of shares of the Company were restated to July 1, 1997, to reflect the number of shares outstandig after the BHI merger recapitalization, as if a stocksplit had occurred July 1, 1997.

               Common share equivalents that could potentially dilute basic earnings per share in the future, but were not included in the computation of diluted earnings per share because of their antidilutive effect on net loss per share for the years ended June 30, 1999 and 1998, include the following:

                                                             1999        1998
                                                          ---------   ---------
                    Common stock options                    577,523     275,000
                    Series A convertible preferred stk    2,777,800          --
                    Warrants relating to  issuance of-
                        Common stock                      1,050,000          --

NOTE 12 - PENSION PLAN

               Effective April 15, 1999, the Company commenced a 401(k) profit sharing plan covering substantially all employees gainfully employed as of April 15, 1999. Under the plan, employees are eligible to participate in the plan after completion of three months of service and reaching 21 years of age or older. The Company matches employee contributions at a rate of 25% of the contribution, up to a maximum of 6% of the employee's salary. Company contributions to the plan are vested over five years at a rate of 20% per year. Contributions by the Company for the year ended June 30, 1999 totaled $1,000.

                                       F23

                                    PART III

INDEX TO EXHIBITS

    EXHIBIT NO.      DESCRIPTION

       (3)(a)        Articles of Incorporation, as amended*
       (3)(b)        Bylaws*
       (4)(a)        1997 Stock Option Plan*
       (4)(b)        Form of Warrants*
      (10)(a)        Media Placement Service Agreement with Frederiksen
                     Television, Inc.*
      (10)(b) Campaign Management Services Agreement with Frederiksen Television, Inc.*
      (10)(c)        Marketing Agreement with Protective Life Insurance
                     Corporation*
      (10)(d)        Lease dated June 8, 1999 with ACP Office I LLC*
      (10)(e)        Employment Agreement for Brett Merl*
      (10)(f)        Employment Agreement for Richard Campanaro*
      (10)(g)        Employment Agreement for Michael Samach*
      (10)(h)        Employment Agreement for Jason Krouse*
      (10)(i)        Agreement with Matt Cohen*
      (21)           Subsidiaries of the Registrant*

-------------------

* Previously filed with the Securities and Exchange Commission with the Company's Form 10-SB filing dated November 18, 1999.

                                   SIGNATURES

         In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this Amendment No. 2 to Form 10-SB to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated:  February 24, 2000
                                     LEGAL CLUB OF AMERICA CORPORATION



                                     By:  /s/  Brett Merl
                                         ---------------------------------------
                                         Brett Merl, President

                                     By:  /s/  Michael Samach
                                         ---------------------------------------
                                         Michael Samach, Chief Financial Officer
                                         (Principal Accounting Officer)